







ANNUAL REPORT 2004

Royal Group™
TECHNOLOGIES

A ROYAL GROUP PRODUCT™
Building a Better World

The symbol of quality and innovation.
Look for it. Ask for it.

Royal at a Glance

Royal is a vertically integrated manufacturer of innovative plastic original equipment, professionally installed and do-it-yourself building products, serving the home improvement and new construction segments of the markets.







Products Segment Sales Mix



- 41%
- 18% — Custom Profiles
- 13% — Exterior Claddings
- 12% — Home Furnishings
- 16% — Outdoor Products/RBS
- Pipe/Fittings/Other Construction

Custom Profiles

- Custom Window & Door Profiles
- Custom Vinyl Extrusions
- Patio Doors
- Decorative Mouldings

Exterior Claddings

- Siding
- Rainware
- Roofing
- Vents & Mounts

Home Furnishings

- Window Coverings
- Housewares
- Organization Systems
- Pet Products
- Indoor Storage Solutions

Outdoor Products/RBS

- Fence, Deck & Rail
- Patio Furniture
- Storage Sheds & Buildings
- Utility & Garage
- Royal Building Systems
- Columns

Pipe/Fittings/ Other Construction

- Pipe
- Fittings
- Commercial Doors
- Other Construction

Contents



Financial Highlights

(in thousands of Canadian dollars, except per share amounts)

	15 months ended Dec. 31/04 (audited)	12 months ended Sept. 30/03 (audited)	12 months ended Sept. 30/02 (audited)	12 months ended Dec. 31/04 (unaudited)	12 months ended Dec. 31/03 (unaudited)
CORPORATE OPERATING RESULTS					
Net sales	$2,335,131	$1,885,397	$1,915,230	$1,920,749	$1,878,467
EBITDA [1]	290,997	112,356	360,558	225,630	109,904
Net earnings (loss)	36,849	(58,211)	131,016	33,123	(70,422)
Cash flow [2] [4]	245,544	186,952	286,436	181,796	199,367
Free cash flow [3] [4]	169,241	139,363	103,342	111,535	198,556
PER SHARE DATA					
Diluted earnings (loss)	$0.39	$(0.62)	$1.40	$0.35	$(0.76)
Book value per share [5]	$14.63	$14.65	$16.06	$14.63	$14.59
CORPORATE FINANCIAL POSITION					
Working capital	228,179	129,780	167,474	228,179	667,082
Property, plant and equipment	1,330,600	1,482,723	1,637,049	1,330,600	1,445,483
Goodwill and other assets	258,145	256,413	275,757	258,145	255,309
Shareholders' equity	1,365,461	1,365,412	1,496,674	1,365,461	1,362,332
Net funded debt [6]	534,265	759,678	934,830	534,265	691,414
Invested capital [7]	1,915,487	2,140,693	2,449,752	1,915,487	2,068,529
CORPORATE FINANCIAL RATIOS					
EBITDA margin [1]	12.5%	6.0%	18.8%	11.7%	5.9%
Current ratio	1.4x	1.2x	1.2x	1.4x	3.5x
Net funded debt to invested capital	28%	36%	38%	28%	33%
Return on invested capital [8]	3.5%	(1.0)%	7.1%	3.0%	(1.7)%



CONSOLIDATED NET SALES
(in millions of dollars)

2,335 · 1,885 · 1,915 · 1,921 · 1,878

15 m Dec.31/04 12 m Sept. 30/03 12 m Sept. 30/02 12 m Dec. 31/04 12 m Dec. 31/03



CONSOLIDATED CASH FLOW [2][4]
(in millions of dollars)

246 · 187 · 286 · 182 · 199

15 m Dec.31/04 12 m Sept. 30/03 12 m Sept. 30/02 12 m Dec. 31/04 12 m Dec. 31/03



CONSOLIDATED NET EARNINGS (LOSS)
(in millions of dollars)

37 · (58) · 131 · 33 · (70)

15 m Dec.31/04 12 m Sept. 30/03 12 m Sept. 30/02 12 m Dec. 31/04 12 m Dec. 31/03



CONSOLIDATED FREE CASH FLOW [3][4]
(in millions of dollars)

169 · 139 · 103 · 112 · 199

15 m Dec.31/04 12 m Sept. 30/03 12 m Sept. 30/02 12 m Dec. 31/04 12 m Dec. 31/03

(1) EBITDA and EBITDA margin are widely used terms in financial markets, but are non-GAAP measures. Both of these terms are defined in the Management's Discussion and Analysis section of this report.
(2) Cash flow, is a non-GAAP measure, being earnings (loss) before minority interest plus items not affecting cash.
(3) Free cash flow is a non-GAAP measure and is defined in the Management's Discussion and Analysis section of this report.
(4) Restated to conform to the presentation adopted in 2004.
(5) Book value per share is a non-GAAP measure, being shareholders' equity divided by the number of shares outstanding at year end.
(6) Net funded debt is a non-GAAP measure, being bank indebtedness net of cash plus term bank loan and term debt.
(7) Invested capital is the aggregate of shareholders' equity, minority interest, and funded debt less cash on hand.
(8) Aggregate of earnings before minority interest plus interest and financing charges tax affected, divided by average invested capital.

Message From the Lead Director



" As shareholders, you should now expect Royal Group to be fully transparent."

Robert Lamoureux
Lead Director and Interim Chief Financial Officer

To the shareholders:

During fiscal 2004, Royal Group significantly enhanced its corporate governance structure and practices. As you may recall, James Sardo and I joined the Board of Directors in November 2003, creating a majority of independent directors for the first time in Royal's history. Shortly thereafter, I was appointed Lead Independent Director, which is a critical best practice in instances when the Chairman is a related director.

Over the next several months, the Board and its committees began formalizing their meeting protocols and practices, culminating in the finalization of formal written Board, committee and Lead Director mandates in February 2005. Our mandates fully meet current requirements and reflect best practice.

Royal Group adopted a formal Code of Business Conduct and Ethics in April 2005, and engaged an arm's length, third party "hot line" service to confidentially receive the concerns of any employee. All matters concerning accounting, auditing or internal control matters will be brought to the attention of the Chair of the Audit Committee.

As my message goes to print, we are within a couple of days of finalizing our slate of directors for 2005/06. You can find their names and biographies in the attached Management Information Circular.

With the acceptance of our proposed slate of directors at our annual meeting on May 25th, as outlined in our Management Information Circular, your Board will consist of nine independent directors and our new C.E.O. We are extremely pleased to have attracted five new, experienced and highly regarded directors.

With a strengthened Board, an appropriate governance structure and enhanced practices, the Board can and will now focus its energies on supporting Royal's new C.E.O. and his management team in improving Royal's performance, thereby creating greater value for our shareholders.

I want to recognize Ralph Brehn for his ten years of service as a director of Royal Group. His input was always insightful and his review of agreements and public disclosure documents was at all times meticulous. Ralph has reached our official retirement age for directors and we wish him the very best.

As shareholders, you should now expect Royal Group to be fully transparent. In this regard, you will find details pertaining to corporate governance practices in the Investor Relations section of our website at www.royalgrouptech.com. Finally, we commit to developing a formal strategic plan by the end of the year, which we expect will serve as a map of our future for the next three to five years.

Yours truly,

Robert Lamoureux
Lead Director and Interim Chief Financial Officer
April 12, 2005

Letter to Shareholders

"We must strive to cultivate those businesses having appropriate profit and growth potential, by leveraging the company's core competencies".



V. James Sardo
Interim President and Chief Executive Officer

Royal Group continued to encounter challenges in 2004. In addition to headwinds from escalating raw material costs and an unfavorable change in currency exchange rates, regulatory investigations were a major distraction for the Company and its stakeholders during the year. Despite these challenges, Royal Group generated growth in sales and net earnings during the 12 months ended December 31, 2004. During this same timeframe, the Group delivered $112 million in free cash flow, helping to reduce net funded debt by $157 million.

While the Group can be credited with mitigating the impact of the challenges before it, fresh approaches are necessary to facilitate a return to appropriate levels of profitability and return on invested capital. As a member of the Board of Directors and as Interim President and C.E.O., I have worked with my colleagues to begin to unlock Royal's potential.

Structure, Focused Growth and Cost Control

Immediately upon assuming the President and C.E.O.'s role in late November 2004, we reorganized the Group into five Products Segment operating business units, we began to centralize Research & Development to initiate greater efficiency and embarked upon a rigorous Group-wide 2005 business planning process. The business planning process concluded with specific goals for the Presidents of each of our five business units with respect to focused sales growth and cost reduction. These goals are all directed at improving Royal's financial performance over the previous year. The business planning process also served to identify those products where we will seek to aggressively accelerate growth, including Custom Profiles, Exterior Claddings and Outdoor Products, Pipe/Fittings, Horizontal Blinds and Shutters.

In our Custom Profiles business unit, we are experiencing measured success with our product bundling strategy, which involves offering our window fabricator customer base window profiles, cellular decorative trim, window coverings, technologically advanced insulated glass spacer bars and window colorizing systems. This extensive and unique product bundle allows our window fabricator customers to offer installers and homeowners a value-added solution to a hole in the wall, instead of just a window.

In our Exterior Claddings business, we have just introduced a proprietary PVC siding system, known as Royal DuraPlank™, which involves a combination of the thickest siding in the market today and a ribbed foam backing. Royal DuraPlank™ offers homeowners the look and solid feel of wood, but without the maintenance. It is also an energy saving product, qualifying it for the coveted Energy Star certification program.

As this report goes to print, we are introducing a new generation of Outdoor Products, to be known as the Harmony Select™ series of Fence, Deck and Rail. Harmony Select™ Fence, Deck and Rail, combines the low-maintenance of polymer materials, with the aesthetics of wood fiber materials and the structural rigidity of the cellular extrusion process.

With respect to cost control, our initiatives fall into two broad areas, being productivity improvement and fixed cost reduction. A significant portion of our R&D budget for 2005 is directed at productivity improvement programs aimed at increasing the throughput rates on the machines we employ. We were able to generate an improvement in throughput during fiscal 2004 through deployment of advanced tooling systems to certain operations within the Group. In 2005, we will further deploy this tooling, in pursuit of additional efficiencies.

As was noted in Royal Group's 2003 Annual Report, while improving, capacity utilization is low relative to historical rates, resulting in fixed costs being higher than the scale the business warrants. In pursuit of improved capacity utilization and lower levels of fixed costs, a series of plants were consolidated in fiscal 2004, which allowed us to vacate 338 thousand square feet. We are evaluating other plant consolidation possibilities, as we must return to historical utilization rates to generate appropriate levels of earnings and returns on invested capital.

Another example of our quest for improved efficiency is Royal Group's 2005 marketing communication program. For the first time in the company's history, major business units have begun execution of a collective, coordinated and repetitive advertising campaign, aimed at generating interest amongst construction professionals in the Group's broad array of durable, low-maintenance building and home improvement products. By simply having our business units work together, we have initiated a program that will more than double the number of trade impressions, while spending no more than was spent in the previous year.

Similarly, we have recently completed an analysis of Royal's supply chain efficiency, involving the study of transportation costs, internal material flows and manufacturing planning systems. The study, which was conducted by a consultant in the field of supply chain management along with our management team, identifies actions that can result in savings of several million dollars, reduced inventory levels and improving delivery performance. We will commence implementation of certain recommendations in 2005. In addition, we intend to introduce lean manufacturing techniques to more plants.

Confronting On-Going Challenges

During the 2005 business planning process, we evaluated the factors negatively impacting profit in 2004, made an assessment of their likely impact in 2005 and devised actions to deal with challenges.

During the 12 month period ended December 31, 2004, increasing raw material costs negatively impacted the Group's earnings by $84 million. Royal was able to recover a portion of these cost increases through a combination of selling price increases and productivity improvements. We are presently implementing further price increases for certain product lines and pursuing additional productivity improvements, as raw material costs are expected to continue to escalate in 2005.

Today, the majority of the Group's sales occur in the United States, with $501 million of sales being exported from Canada to the United States during the 12 months ended December 31, 2004. Accordingly, the narrowing rate of exchange between the Canadian and US dollars negatively impacted sales and earnings. While we offset some of the exchange rate impact through raw material purchases in US dollars, we still had a net negative impact from exchange of $110 million on sales. We are evaluating a currency hedging strategy to protect Royal should the exchange rate narrow further.

As you have read in our communications to shareholders, and no doubt in the press, Royal Group was consumed in 2004 by regulatory investigations being conducted by the Ontario Securities Commission and Royal Canadian Mounted Police. A Special Committee of the Board, of which I also acted as Chairman, was formed to attend to these probes. During the year, the Special Committee disclosed any material findings of the forensic accountants who were retained to assist in the investigation. Unfortunately, it was found that certain former executives had acted in their own interests, as opposed to the interests of the corporation. The executives in question are no longer employed by the Company, the internal investigation is completed and the Special Committee has concluded that none of the transactions effected by the former executives has a material impact on the Company.

We are in the final stages of recruiting for the President and C.E.O. position, as well as the C.F.O. position. We intend to formally introduce these two individuals to you at our annual meeting on May 25th.

Looking Ahead

Since joining Royal Group's Board in late 2003, it has been my observation that the Company has all the right ingredients to become an outperforming company again, including advanced technologies, a broad product offering, well developed distribution channels and dedicated employees. However, my colleagues and I share the view that the Company requires greater strategic focus to achieve an appropriate level of financial performance. As the saying goes, we "cannot be all things to all people and be successful". We must strive to cultivate those businesses having appropriate profit and growth potential, by leveraging the company's core competencies. Accordingly, a primary objective for the new President and C.E.O. will be to complete a strategic plan for Royal Group prior to year end.

We will not transform Royal into an outperforming company immediately, as we will continue to confront some challenges in the year ahead. However, through greater planning, improved structure, fresh ideas and strong management, we are better equipped to attack these challenges and seize the right opportunities.

On behalf of Royal's management team, I would like to thank our employees for the unwavering dedication amidst significant distractions, our customers for their continuing support and our financial stakeholders for their patience in 2004. As well, I want to acknowledge the contribution of Vic De Zen who is leaving the Board. As founder and entrepreneur, Vic built the Company from scratch into the world's largest producer of PVC building products. His vision and enthusiasm will be missed.

Together, we will unlock Royal's potential in the years ahead.

V. James Sardo
Interim President and Chief Executive Officer
April 12, 2005

Management's Discussion & Analysis

OVERVIEW

Royal Group Technologies Limited ("the Group") is a vertically integrated manufacturer of polymer-based home improvement, consumer and construction products. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace and sales are impacted by the amount of activity in these segments. During the past twelve months to December 31, 2004, renovation and remodeling activity increased by 10% in the United States (US) and 7% in Canada. During the same time period, new housing starts in the US rose by 5%, with starts in Canada up by 6%.

The Group's sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

CHANGE IN YEAR END

The Group changed its year end from September 30 to December 31. The change to a calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly, this Management's Discussion and Analysis ("discussion") covers a fifteen month period from October 1, 2003 to December 31, 2004, referred to as "fiscal 2004". The twelve month fiscal period ended September 30, 2003 is referred to as "fiscal 2003". This discussion of financial condition and results of operations compares fiscal 2004 with fiscal 2003. For illustrative purposes, we have included information for the twelve month period ended December 31, 2004, referred to as "calendar 2004" and the twelve month period ended December 31, 2003, referred to as "calendar 2003" to provide a comparison of similar periods based on the new twelve month fiscal year ending December 31.

NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms "EBITDA" (earnings (loss) before interest, taxes, depreciation, amortization and minority interest) and "operating margin" are used interchangeably. EBITDA is not a recognized measure under Canadian or US generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Group's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group's method of calculating EBITDA may differ from other companies and, accordingly, the Group's EBITDA may not be comparable to measures used by other companies.

"Free cash flow" (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under GAAP. It may not be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of the Group because it shows how much cash is available to repay debt and to reinvest in the Group.

Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders' equity, minority interest and net funded debt) ratio is not a recognized measure under GAAP.

The following charts provide calculations of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the financial statements:

(in thousands of Canadian dollars, except percentages)	15 months ended Dec. 31/04 (audited)	12 months ended Sep. 30/03 (audited)	12 months ended Dec. 31/04 (unaudited)	12 months ended Dec. 31/03 (unaudited)
Earnings (loss) before the undernoted	$ 126,778	$ (14,007)	$ 92,647	$ (15,731)
Amortization	164,219	126,363	132,983	125,635
EBITDA	$ 290,997	$ 112,356	$ 225,630	$ 109,904
EBITDA as a percentage of net sales	12.5%	6.0%	11.7%	5.9%

(in thousands of Canadian dollars)	15 months ended Dec. 31/04 (audited)	12 months ended Sep. 30/03 (audited)	12 months ended Dec. 31/04 (unaudited)	12 months ended Dec. 31/03 (unaudited)
Earnings (loss)	$ 36,849	$ (58,211)	$ 33,123	$ (70,422)
Items not affecting cash	208,377	247,188	147,601	272,846
Change in non-cash working capital	25,436	45,944	15,426	83,083
Cash flow from operating activities	270,662	234,921	196,150	285,507
Acquisition of property, plant and equipment	(99,725)	(93,533)	(83,673)	(83,894)
Change in investments	(2,014)	-	(2,014)	-
Minority interest	318	(2,025)	1,072	(3,057)
Free cash flow	$ 169,241	$ 139,363	$ 111,535	$ 198,556

(in thousands of Canadian dollars, except percentages)	Dec. 31/04 (audited)	Sep. 30/03 (audited)	Dec. 31/04 (unaudited)	Dec. 31/03 (unaudited)
Bank indebtedness	$ -	$ 355,080	$ -	$ -
Term bank loan	324,836	-	324,836	-
Term debt	321,517	404,598	321,517	889,993
Cash	(112,088)	-	(112,088)	(198,579)
Net funded debt	534,265	759,678	534,265	691,414
Minority interest	15,761	15,603	15,761	14,783
Shareholders' equity	1,365,461	1,365,412	1,365,461	1,362,332
Total capitalization	$ 1,915,487	$ 2,140,693	$ 1,915,487	$ 2,068,529
Net funded debt as a percentage of total capitalization	27.9%	35.5%	27.9%	33.4%

NEW ACCOUNTING STANDARDS

For fiscal 2004, the Group adopted the accounting standard of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3100, Asset Retirement Obligations. This standard addresses the recognition and measurement of legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and is amortized to earnings on the same basis as the associated asset. There is no impact on the Group's financial statements for fiscal 2004 as a result of the adoption of this new standard. See Note 1(l) to the Consolidated Financial Statements for additional details of this new accounting guidance.

The Group adopted Accounting Guideline 14, Disclosure of Guarantees, issued by the CICA in February 2003 for fiscal 2004. This guideline expands on previously issued accounting guidance and requires additional disclosure by a guarantor in its financial statements. This guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counter party, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay indebtedness when due. There is no impact on the Group's financial statements for fiscal 2004 as a result of the adoption of

Management's Discussion & Analysis

this new standard. See Note 1(m) to the Consolidated Financial Statements for additional details of this new accounting guidance.

In fiscal 2003, the Group adopted amended Section 1650 of the CICA Handbook regarding Foreign Currency Translation. The amendments to this standard require the elimination of the deferral and amortization of unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities, except to the extent that they meet specific criteria for hedge accounting. As of the date of adoption of Section 1650, the Group had $4.2 million in deferred foreign exchange losses on the consolidated balance sheet. This change was applied retroactively with a restatement of fiscal 2002 results. Accordingly, 2002 net earnings increased by $1.9 million and the earnings of prior periods were reduced by $6.1 million.

The Group adopted the new recommendations of the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments for fiscal 2003. This Section requires a fair-value based method of accounting be applied to all stock-based payments. Effective October 1, 2002, the Group accounted for employee stock options by measuring the compensation cost for options granted on or after this date under the fair value-based method of accounting, using the Black-Scholes option pricing model. As a result of applying this new standard, after tax compensation expense for stock options issued after October 1, 2002 of less than $0.1 million (2003 - $0.1 million) was recorded in fiscal 2004. Additional details of this new accounting guidance are contained in Notes 1(j) and 11 to the Consolidated Financial Statements.

The Group also adopted the recommendations of the CICA Handbook Section 3063, Impairment of Long-Lived Assets for fiscal 2003. Section 3063 provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The Group evaluated its operations and determined that the carrying amounts of certain property, plant and equipment in its foreign operations may not be recoverable and an impairment loss of $17.5 million (2003 - $23.4 million) was recorded. Additional details of this new accounting guideline are contained in Note 7 to the Consolidated Financial Statements.

The Group also adopted the recommendations of the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations for fiscal 2003. Section 3475 provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and provides new criteria for classifying assets as held for sale. During fiscal 2003, the Group evaluated certain long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Group wrote down these assets to their net realizable value and recorded a charge of $33.6 million. Additional details of this accounting guidance are contained in Note 7 to the Consolidated Financial Statements.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group's results of operations and financial position for the fifteen month period ended December 31, 2004 ("fiscal 2004") and twelve month fiscal periods ended September 30, 2003 ("fiscal 2003") and September 30, 2002 ("fiscal 2002") and are based upon Canadian GAAP. All dollar amounts are in Canadian dollars unless specified otherwise. This discussion of the Group's operations has been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing in this Annual Report.

The Group's Statements of Earnings are presented below:

STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

		15 months ended Dec. 31/04 (audited)		12 months ended Sept. 30/03 (audited)		12 months ended Sept. 30/02 (audited)		12 months ended Dec. 31/04 (unaudited)		12 months ended Dec. 31/03 (unaudited)
Net sales	$	2,335,131	$	1,885,397	$	1,915,230	$	1,920,749	$	1,878,467
Cost of sales		1,735,389		1.497.277		1.296.311		1.439.576		1.491.161
Gross profit		599,742		388.120		618.919		481.173		387.306
Operating expenses		472,964		402,127		376,669		388,526		403,037
Earnings (loss) before the undernoted		126,778		(14,007)		242,250		92,647		(15,731)
Interest and financing charges		50,651		50,712		52,225		39,329		48,892
Earnings (loss) before income taxes and minority interest		76,127		(64,719)		190,025		53,318		(64,623)
Income taxes (recovery)		38,960		(4,483)		55,675		19,123		8,856
Earnings (loss) before minority interest		37,167		(60,236)		134,350		34,195		(73,479)
Minority interest		(318)		2,025		(3,334)		(1,072)		3,057
Net earnings (loss)	$	36,849	$	(58,211)	$	131,016	$	33,123	$	(70,422)
Basic earnings (loss) per share	$	0.39	$	(0.62)	$	1.42	$	0.35	$	(0.76)
Diluted earnings (loss) per share	$	0.39	$	(0.62)	$	1.40	$	0.35	$	(0.76)
Weighted average number of shares (Basic)		93,342,490		93,219,925		92,574,936		93,352,973		93,247,796
Weighted average number of shares (Diluted)		94,763,312		93,219,925		93,515,736		94,773,795		93,247,796

15 MONTHS ENDED DECEMBER 31, 2004 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2003

As a result of the change in the Group's fiscal year end to December 31, this discussion will compare the fifteen month period ended December 31, 2004 ("fiscal 2004") to the twelve month fiscal period ended September 30, 2003 ("fiscal 2003"). However, in order to provide readers with a meaningful analysis of comparative results, the discussion for the most part compares the results for the twelve month period ended December 31, 2004 ("calendar 2004") with those of the corresponding twelve month period ended December 31, 2003 ("calendar 2003"). The pro-forma results presented in the statement of earnings above for calendar 2004 were compiled by subtracting the three months ended December 31, 2003 from the fifteen months ended December 31, 2004. The pro-forma results for calendar 2003 were compiled by adding the three months ended December 31, 2003 to the twelve months ended September 30, 2003 and subtracting the three months ended December 31, 2002.

NET SALES

Net sales for fiscal 2004 increased $450 million or 24% to $2,335 million from $1,885 million in fiscal 2003. The increase in net sales is mainly due to the difference in the length of the two fiscal periods. Net sales for calendar 2004 were $1,921 million, an increase of $42 million or 2% over $1,878 million for calendar 2003. Net sales were negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Approximately 58% of total net sales, which were denominated in US dollars, were recorded at a lower exchange rate this year versus the prior year. Using the same exchange rate in the calendar 2004 as in calendar 2003, net sales would have been $2,031 million, representing an 8.1% increase. The increase was due to a combination of higher unit sales and selling price increases in some sectors as well as market share gains and introductions of new products or product line extensions. The estimated dollar growth rates of the North American markets for the Group's core product lines, being vinyl window profiles, vinyl siding and fence, decking and railing, were 4.1%, 3.8% and 20.4% respectively.

Management's Discussion & Analysis

The following table summarizes net sales by product line for fiscal 2004, fiscal 2003, fiscal 2002, calendar 2004 and calendar 2003:

Net Sales by Product Line (in millions of Canadian dollars, except percentages)	15 months ended Dec. 31/04 (audited)	12 months ended Sept. 30/03 (audited)	% change 04 vs. 03	12 months ended Sept. 30/02 (audited)	% change 03 vs. 02	12 months ended Dec. 31/04 (unaudited)	12 months ended Dec. 31/03 (unaudited)	% change 04 vs. 03
Products segment:								
Custom Profiles	$ **944**	$ 732	29%	$ 715	2%	$ 760	$ 739	3%
Exterior Claddings	**410**	325	26%	296	10%	335	328	2%
Home Furnishings	**298**	285	5%	323	-12%	239	269	-11%
Outdoor Products / RBS	**275**	242	14%	245	-1%	239	248	-4%
Pipe / Fittings / Other Construction	**365**	265	38%	275	-4%	306	264	16%
Eliminations	**(48)**	(27)	78%	(42)	-36%	(40)	(29)	38%
	2,244	1,822	23%	1,812	1%	1,839	1,819	1%
Support segment:								
Materials	**589**	448	31%	437	3%	474	460	3%
Machinery & Tooling	**102**	61	67%	63	-3%	91	59	54%
Services	**97**	91	7%	118	-23%	77	90	-14%
Eliminations	**(697)**	(537)	30%	(515)	4%	(560)	(550)	2%
	91	63	44%	103	-39%	82	59	39%
Net sales	$ **2,335**	$ 1,885	24%	$ 1,915	-2%	$ 1,921	$ 1,878	2%

Products segment

Products segment sales for calendar 2004 increased by 1% or $20 million to $1,839 million from $1,819 million in calendar 2003. Custom Profiles sales grew by 3% to $760 million from $739 million. Exterior Claddings sales grew by 2% to $335 million from $328 million. Home Furnishings declined 11% to $239 million from $269 million. This reflects the impact of our exit from certain US retail programs and the final disposition of window covering inventories in the latter part of fiscal 2003. Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, decreased 4% to $239 million from $248 million. The decrease reflects declines in patio furniture sales and to a lesser extent declines in the Royal Building Systems. Offsetting this are increases in our sheds, fence, decking and railing business, particularly in the US. Pipe/Fittings/Other Construction increased 16% to $306 million from $264 million, reflecting strong construction activity, unit selling price increases as well as the continued progress made in our non-commodity pipe and fittings market penetration.

Support segment

Support segment sales for calendar 2004, before eliminations, increased 5% to $642 million as compared to $609 million in calendar 2003. Sales of Materials grew 3% to $474 million from $460 million. Higher raw material costs and increase in material requirements due to the increased production demands of the Products segment were offset by production difficulties and shortfalls in our resin facilities, which resulted in the need to source additional resin from third party suppliers. Sales in Machinery & Tooling grew 54% to $91 million from $59 million as a result of the completion of several third party projects in our Italian operations in the last quarter of fiscal 2004. Sales in the Services category decreased 14% to $77 million from $90 million, largely on account of lower rental income in real estate due to the sale of certain redundant assets in fiscal 2003 and fiscal 2004 and lower charges relating to other services, which are largely eliminated upon consolidation.

Geographic sales distribution

During fiscal 2004, foreign based sales and exports from Canadian operations were

$1,518 million or 65% of total sales as compared to $1,269 million or 67% in fiscal 2003. For calendar 2004, foreign based sales and exports from Canadian operations were $1,248 million or 65% of total sales as compared to $1,243 million or 66% in calendar 2003. Adjusting for the effects of foreign exchange, primarily the US dollar, the geographic distribution of foreign based sales and exports from Canadian operations was approximately 66% in both calendar 2004 and calendar 2003.

OPERATING MARGIN

The Group's overall EBITDA for fiscal 2004 was $291 million, an increase of $179 million over $112 million in fiscal 2003. The increase in EBITDA is due in part to the difference in the length of the two fiscal periods, but predominantly due to higher non-cash charges recorded in fiscal 2003 as compared to the amounts recorded in fiscal 2004. In addition, cost inefficiencies associated with production curtailment in the latter part of fiscal 2003 also negatively affected fiscal 2003 EBITDA. A total of $158.2 million in non-cash charges were incurred in both fiscal 2003 and calendar 2003. This included: $57.1 million related primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges related to the repositioning of export and project activities; $33.7 million related to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $33.9 million related to inventory and accounts receivable provisions; $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value; offset by a $3.3 million recovery of executive bonuses. Included in fiscal 2004 and calendar 2004 was an impairment charge of $17.5 million relating to the Company's Mexican operations and $3.0 million related to severance and retirement costs.

EBITDA for calendar 2004 was $226 million, an increase of $116 million from $110 million in calendar 2003. The increase in EBITDA for calendar 2004 over calendar 2003 is also due to the factors noted above.

EBITDA as a percentage of sales was 12.5% for fiscal 2004 as compared to 6.0% in fiscal 2003. After adjusting for the above noted charges of $20.5 million in fiscal 2004 and $158.2 million in fiscal 2003, EBITDA as a percentage of sales was 13.3% for fiscal 2004 and 14.3% for fiscal 2003. The decline in EBITDA as a percentage of sales in fiscal 2004 is due to higher raw material costs, an unfavorable change in exchange rates negatively impacting sales, non-cash charges for stock based compensation expense, a settlement of an intellectual property legal dispute and expenses related to regulatory investigations, offset to a lesser degree by certain product selling price increases, efficiency improvements, gains on the sale of certain non-strategic assets and a pension curtailment gain.

EBITDA as a percentage of sales was 11.7% for calendar 2004 as compared to 5.9% in calendar 2003. After adjusting for the above noted charges of $20.5 million in calendar 2004 and $158.2 million in calendar 2003, EBITDA as a percentage of sales was 12.8% for calendar 2004 and 14.3% for calendar 2003. Higher raw material costs, an unfavourable change in exchange rates negatively impacting sales, non-cash charges for stock-based compensation expense, a settlement of an intellectual property legal dispute and expenses related to regulatory investigations, offset to a lesser degree by certain product selling price increases, efficiency improvements, gains on the sale of certain redundant assets and a pension curtailment gain, are again the primary reasons for the decrease in EBITDA as a percentage of sales in calendar 2004.

Products segment EBITDA for fiscal 2004 increased to $153.8 million from $17.4 million in fiscal 2003. EBITDA as a percentage of sales in fiscal 2004 was 6.7% as compared to

Management's Discussion & Analysis

0.9% in fiscal 2003. Included in the Products segment EBITDA in fiscal 2004 was an impairment charge of $17.5 million relating to the Group's Mexican operations. Products segment EBITDA in fiscal 2003 included $131.2 million of the $158.2 million of the non-cash charges noted in the overall EBITDA discussion. Excluding these charges, Products segment EBITDA is 7.4% of sales in fiscal 2004 as compared to 8.0% in fiscal 2003. Higher raw material costs, an unfavourable change in exchange rates negatively impacting sales and a settlement of an intellectual property legal dispute are the primary reasons for the decrease in EBITDA as a percent of sales in fiscal 2004.

Products segment EBITDA for calendar 2004 increased to $118.2 million from $22.7 million in calendar 2003. EBITDA as a percentage of sales in calendar 2004 was 6.3% as compared to 1.2% in calendar 2003. Both calendar 2004 and calendar 2003 are affected by the charges noted above. Excluding these charges, Products segment EBITDA was 7.2% in calendar 2004 as compared to 8.3% in calendar 2003, consistent with fiscal 2004 and 2003. Again, higher raw material costs, an unfavourable change in exchange rates negatively impacting sales and a settlement of an intellectual property legal dispute are the primary reasons for the decrease in EBITDA as a percentage of sales in calendar 2004.

Support Segment EBITDA for fiscal 2004 increased to $137.2 million from $95.0 million in fiscal 2003. EBITDA as a percentage of sales in fiscal 2004 increased to 17.4% from 15.8% in fiscal 2003. Included in the Support segment EBITDA in fiscal 2004 was $3.0 million related to severance and retirement costs. Support segment EBITDA in fiscal 2003 included $27.0 million of the $158.2 million of the non-cash charges noted in the overall EBITDA discussion. Excluding these charges, Support segment EBITDA was 17.8% in fiscal 2004 as compared to 20.3% in fiscal 2003.

Higher raw material input costs incurred in our Materials division is the primary reason for the decrease in EBITDA as a percentage of sales in fiscal 2004 versus fiscal 2003. In addition, fiscal 2004 included $6.3 million in stock-based compensation expense related to the Restricted Stock Unit Plan ("RSUP") and Senior Management Incentive Plan ("SMIP") implemented in fiscal 2004 and $3.6 million related to the regulatory investigation costs. Offsetting these charges is a gain of $3.8 million from the sale of certain redundant assets less $1.0 million on the write down of assets held for sale to market value.

Support segment EBITDA for calendar 2004 increased to $107.4 million from $87.2 million in calendar 2003. EBITDA as a percentage of sales in calendar 2004 was 16.7% as compared to 14.3% in calendar 2003. Both calendar 2004 and calendar 2003 are affected by the charges noted above. Excluding these charges, Support segment EBITDA was 17.2% in calendar 2004 as compared to 18.7% in calendar 2003. Higher raw material input costs incurred in our Materials division is the primary reason for the decrease in EBITDA as a percent of sales in calendar 2004 versus calendar 2003. In addition, calendar 2004 included $6.3 million in stock-based compensation expense related to the RSUP and SMIP implemented in 2004 and $3.6 million related to the regulatory investigation costs. Offsetting these charges is a gain of $3.8 million from the sale of certain redundant assets less $1.0 million on the write down of assets held for sale to market value.

COST OF SALES AND OPERATING EXPENSES

Raw material costs for fiscal 2004 decreased to 48.4% of sales from 51.0% in fiscal 2003. Included in fiscal and calendar 2003 was $79 million in charges relating primarily to the write down of inventories and promotional assets. Excluding these charges recorded in fiscal 2003, raw material costs increased to 48.4%

of sales in fiscal 2004 from 46.8% in fiscal 2003. The increase in raw material costs in fiscal 2004 is due to severe increases in the market cost of poly vinyl chloride (PVC) resin and vinyl chloride monomer (VCM) in fiscal 2004, which more than offset the improvement in costs due to the shifting in our product mix towards Custom Profiles growth and increased sales in Fittings where our material costs are lower. For calendar 2004 raw material costs decreased to 49.4% of sales from 50.9% in calendar 2003, consistent with fiscal 2004 versus fiscal 2003. Excluding the $79 million in charges incurred in calendar 2003, raw material costs increased to 49.4% of sales in calendar 2004 from 46.7% in calendar 2003. Again, the severe increases in the market cost of poly vinyl chloride (PVC) resin and vinyl chloride monomer (VCM) in fiscal 2004 are the primary reasons for the increase in raw material costs in calendar 2004. During calendar 2004, raw material price increases negatively impacted EBITDA by $84 million. The market price for PVC resin and VCM increased by 9.7% and 15.1%, respectively, over the corresponding period in the previous year.

Labor expenses for fiscal 2004 increased marginally to 13.8% of sales from 13.6% in fiscal 2003. For both calendar 2004 and 2003 labour expenses were 13.6% of sales.

Other manufacturing expenses decreased to 12.1 % of sales in fiscal 2004 from 14.8% in fiscal 2003. Included in both fiscal and calendar 2004 was an impairment charge of $17.5 million relating to the Group's Mexican operations. Included in both fiscal and calendar 2003 was approximately $54 million in charges related to the impairment of certain property, plant and equipment in Argentina as well as in respect of other manufacturing assets and management information systems that were repositioned or abandoned. Excluding these charges, other manufacturing expenses decrease marginally to 11.4% of sales in fiscal 2004 from 12.0% in fiscal 2003. For calendar 2004 and 2003, other manufacturing expenses were 12.0% and 14.9% of sales, respectively.

Excluding the charges noted above, other manufacturing expenses decreased to 11.0% of sales in calendar 2004 from 12.0% in calendar 2003. Higher depreciation and utility costs have been offset by lower rents and various other costs. In addition, the Group has continued to deal with existing operations and capacities and maintains tight controls over capital expenditures. The Group sold or leased out 337,000 square feet of manufacturing space, representing 3% of overall space utilized by the Group. Further consolidation opportunities are being evaluated in pursuit of further savings in other manufacturing expenses. The Group does not anticipate that these costs as a percentage of sales will change significantly from the current year.

Selling and distribution costs decreased to 13.5% of sales in fiscal 2004 from 14.8% in fiscal 2003. Included in both fiscal 2003 and calendar 2003 was $28 million in non-cash charges related to accounts receivable provisions. Excluding the charge in 2003, selling and distribution costs increased marginally from 13.3% of sales in fiscal 2003 to 13.5% in fiscal 2004. Included in fiscal 2004 was $3.9 million relating to the settlement of an intellectual property legal dispute. For calendar 2004 and 2003 selling and distribution costs as a percent of sales are 13.5% and 14.9% respectively, consistent with fiscal 2004 and fiscal 2003. Excluding the charge in 2003, selling and distribution costs increased marginally from 13.4% of sales in calendar 2003 to 13.5% in calendar 2004.

General and administration expenses in fiscal 2004 increased to 6.8% of sales as compared to 6.5% in fiscal 2003. Included in both fiscal 2003 and calendar 2003 was $3.3 million related to the recovery of executive bonuses. Included in both fiscal and calendar 2004 was $3.0 million related to severance and retirement costs. Excluding these charges, general and administration expenses are 6.7% of sales for both fiscal 2004 and 2003. Additional charges incurred in fiscal 2004 include $6.3 million in stock-based compensation expense

Management's Discussion & Analysis

related to the new RSUP and new SMIP implemented in fiscal 2004 and $3.6 million related to the regulatory investigation costs. Offsetting these charges in both fiscal 2004 and calendar 2004 are gains of $2.8 million from the sale of certain redundant assets and a $3.8 million pension curtailment gain. For calendar 2004 and 2003, general and administration expenses were 6.7% and 6.5% respectively, consistent with fiscal 2004 and fiscal 2003. Excluding the charges noted above, general and administration expenses were 6.6% and 6.7% of sales, respectively, for calendar 2004 and 2003.

AMORTIZATION EXPENSE

Amortization expense for fiscal 2004 was $164.2 million or 7.0% of sales as compared to $126.4 million or 6.7% of sales in fiscal 2003. The increase in amortization expense of $37.8 million is due primarily to the difference in the length of the two fiscal periods. For calendar 2004 amortization expense was $133.0 million or 6.9% of sales as compared to $125.6 million or 6.7% of sales for calendar 2003. In the Products Segment, amortization as a percentage of sales was 5.1% for fiscal 2004 as compared to 4.9% in fiscal 2003 and 5.0% for calendar 2004 compared to 4.8% for calendar 2003, consistent with fiscal 2004 versus fiscal 2003. Included in amortization expense in both fiscal 2004 and calendar 2004 is a write-off of $1.0 million related to computer implementation costs no longer being pursued. In addition, full year amortization on capital expenditures made in the prior year have contributed to the increase. In the Support Segment, amortization as a percentage of sales was 6.0% for fiscal 2004 as compared to 6.1% in fiscal 2003 and 6.0% for calendar 2004 as compared to 6.0% for calendar 2003.

INTEREST AND FINANCING CHARGES

Interest and financing charges for fiscal 2004 were $50.7 million as compared to $50.7 million for fiscal 2003, despite the fact that fiscal 2004 includes fifteen months whereas fiscal 2003 includes twelve months. Interest and financing charges for calendar 2004 decreased $9.6 million to $39.3 million from $48.9 million in calendar 2003. Interest and financing charges as a percentage of sales in calendar 2004 was 2.0% as compared to 2.6% in calendar 2003. The decrease in interest and financing charges reflects the lower level of funded debt as well as the effect of the strengthening of the Canadian dollar on interest payments on US denominated debt. The Group has paid down its term bank loan by $175.2 million and paid off $57.5 million in term debt in fiscal 2004.

INCOME TAXES

For fiscal 2004, income tax expense as a percentage of earnings before taxes was 51.2%, as compared to an income tax recovery of 6.9% in fiscal 2003. Excluding the effect of the $13.0 million non-cash charge to future income tax expense as a result of the enacted changes in the Ontario provincial income tax rates, non-deductible losses in foreign jurisdictions and non-deductible stock compensation expense recorded in fiscal 2004, income tax expense as a percentage of earnings before taxes was 34.1% for fiscal 2004.

For calendar 2004, income tax expense as a percentage of earnings before taxes was 35.9%, as compared to an income tax expense of 13.7% in calendar 2003. Excluding the effect of non-deductible losses in foreign jurisdictions and non-deductible stock option compensation expense recorded in calendar 2004, income tax expense as a percentage of earnings before tax was 29.7% for calendar 2004. Excluding the effect of non-deductible losses in foreign jurisdictions and the $13.0 million non-cash charge to future income tax expense recorded in calendar 2003, income tax recovery as a percentage of losses before tax was 27.0% for calendar 2003.

The Group's overall effective income tax rate for fiscal 2005 is expected to be between 29.0% and 31.0%.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

Net earnings for fiscal 2004 were $36.8 million, an increase of $95.0 million from a loss of $58.2 million in fiscal 2003. In fiscal 2003, the Group recorded $158.2 million in non-cash charges, whereas in fiscal 2004 the Group recorded an impairment charge of $17.5 million relating to the Group's Mexican operations. Basic and diluted earnings per share for fiscal 2004 was $0.39 as compared to a loss of $0.62 per share in fiscal 2003.

Net earnings for calendar 2004 were $33.1 million, an increase of $103.5 million from a loss of $70.4 million in calendar 2003. The Group recorded $158.2 million in non-cash charges in calendar 2003, whereas in calendar 2004 the Group recorded an impairment charge of $17.5 million relating to the Group's Mexican operations. Basic and diluted earnings per share for calendar 2004 was $0.35 as compared to a loss of $0.76 in calendar 2003.

The average number of shares outstanding for fiscal 2004 on a diluted basis was approximately 94.8 million, 1.6 million higher than in fiscal 2003.

OTHER MATTERS
Investigations

The Group established a Special Committee in late December 2003 as a result of the Group being advised that the Ontario Securities Commission ("Commission") was conducting a regulatory investigation of the Group. The Special Committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation – being the transactions between the Group and Royal St. Kitts Beach Resort Limited ("the Resort"). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the current controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Group and their approximate percentage ownership in the Resort are as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

The Special Committee consisted solely of three independent directors, at that time, who retained independent legal counsel who in turn retained independent forensic accountants to assist in the investigation. At the conclusion of the investigation, based on information available to them, the Special Committee recommended that no further investigative actions be taken as of April 21, 2004.

On October 15, 2004 the Group announced that the Commission provided the Group with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Group's lead bank. The Order, which relates to the time period January 1, 1996 to July 30, 2004, requires that certain documents be provided by such bank to the Royal Canadian Mounted Police ("RCMP") in relation to four companies, Royal Building Systems, a subsidiary of the Group, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Group received a letter from the RCMP advising that the Group was a target of the RCMP's investigation.

On October 21, 2004, the Group announced that it expanded the Special Committee of its board of directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Group at that time. The

Management's Discussion & Analysis

mandate of the Special Committee was broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Group of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004 the Group announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Group's lead bank. The second Order, which relates to the time period January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Group.

Both Orders include allegations of actions contrary to the Criminal Code and include allegations of intent to defraud the shareholders and creditors of the Group and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Group, the president and chief executive officer and the chief financial officer at that time, certain non-executive employees of the Group at that time and a former officer of the Group.

On November 8, 2004 the Group announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004 the Group announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board was dismissed. The Board appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

The Group understands that the RCMP continues its previously announced investigation. The Commission has also indicated that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. In addition, the Special Committee has been communicating with the Securities and Exchange Commission ("SEC") to keep the SEC advised of the progress of the Special Committee's work. As part of these investigations, the Group received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

In the course of the Group's investigation, certain historical related party transactions were identified that were not previously disclosed in the financial statements. These transactions are detailed in Note 2(b) to the Consolidated Financial Statements.

Agreement with the controlling shareholder
At the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Group by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6.5 million plus interest of $2.2 million) on the sale of the Vaughan West Lands to the Group. In lieu of a cash repayment, the Group has agreed to the conversion of multiple voting shares in the Group owned, directly of indirectly, by the controlling shareholder on a one-for-one basis, which will be structured so that his shares will receive an increase in

their adjusted cost base for tax purposes (at no cost to the Group or any of the shareholders), which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Group by the controlling shareholder of bonuses received in 2002 of $1.13 million, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Group and (v) the resignation of the controlling shareholder as a director of the Group (at the time of the shareholders' approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Group agreed to release the controlling shareholder from all known claims that the Group may have against him.

The conversion transaction and the settlement with the controlling shareholder are both subject to shareholder approval at the upcoming Annual and Special General Meeting on May 25, 2005.

Class action lawsuits

The Group and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The first complaint, filed on December 14, 2004 and thereafter amended on January 4, 2005, purports to be brought on behalf of all purchasers of the Groups' common stock between February 9, 2000 and October 13, 2004. The second complaint, filed on December 17, 2004, purports to be brought on behalf of all purchasers of the Group's publicly-traded securities between February 11, 1999 and October 13, 2004. Both actions purport to assert U.S. federal securities law violations, principally alleging that the Group's misrepresented its business performance and engaged in various improprieties. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief.

On February 14, 2005, two putative class members separately moved for consolidation of the two related actions, appointment as Lead Plaintiff, and approval of their respective counsel as Lead Counsel. By order dated March 10, 2005, the court consolidated the two cases within a single action and appointed lead plaintiffs and their lead counsel. By order dated March 17, 2005, the court set a schedule for the filing of a consolidated amended complaint and subsequent motions to dismiss.

The Group is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in these actions.

Criminal investigation by the Antitrust Division of the United States Department of Justice

The Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In fiscal 2004, the Group generated cash flow from operating activities of $270.7 million as compared to $234.9 million in fiscal 2003. Cash flow from operating activities were used to finance capital expenditures of $99.7 million, repay $175.2 million in the term bank loan and repay $57.5 million in term debt. In addition, $31.9 million was generated from the sale of redundant assets, including the sale of vacant land in the Woodbridge area and the sale of buildings that were vacated and their operations consolidated into other locations. As a result, the Group's net bank indebtedness position has decreased $142.4 million from $355.1 million at September 30, 2003 to $212.7 million at December 31, 2004.

Management's Discussion & Analysis

For calendar 2004, the Group generated cash flow from operating activities of $196.2 million, a decrease of $89.3 million from $285.5 million in calendar 2003. Cash flow from operating activities were used to finance capital expenditures of $83.7 million, repay $175.2 million in the term bank loan and repay $53.2 million in term debt. In addition, $31.9 million was generated from the sale of redundant assets. As a result, the Group's net bank indebtedness position has decreased $88.7 million from $301.4 million at December 31, 2003 to $212.7 million at December 31, 2004.

WORKING CAPITAL

Working capital was $228.2 million at December 31, 2004 as compared to $129.8 million at September 30, 2003. Days accounts receivable outstanding has decreased to 52 days at December 31, 2004 from 55 days at September 30, 2003 but is comparable to 51 days receivable at December 31, 2003. The current ratio has improved to 1.37 as compared to 1.20 at September 30, 2003. The current ratio at December 31, 2003 was 3.53. However, at December 31, 2003, the Group had termed out its operating line such that $500 million was classified as long-term. Adjusting for this back into current, working capital would have been $167.1 million and the current ratio 1.22. The main reason for the improvement in working capital at December 31, 2004 as compared to December 31, 2003 adjusted is the reduction in the Group's bank indebtedness and term bank loan.

Days inventory on hand has remained constant at 117 days at December 31, 2004 as compared to 117 days at September 30, 2003 and 117 days at December 31, 2003. Inventory levels in dollar terms have increased over both September 30, 2003 and December 31, 2003 due to significantly higher raw material prices. Management continues to focus on improving production and inventory management practices in an effort to lower the overall level of inventory on hand.

CAPITAL SPENDING

Overall capital spending including acquisitions, for fiscal 2004, fiscal 2003, calendar 2004 and calendar 2003 is summarized below:

(in $millions)	15 months ended Dec 31/04 (audited)	12 months ended Sep 30/03 (audited)	12 months ended Dec 31/04 (unaudited)	12 months ended Dec 31/03 (unaudited)
Capital spending	99.7	93.5	83.7	83.9
Acquisitions	-	4.5	-	4.5
Total capital spending	99.7	98.0	83.7	88.4

For fiscal 2004 capital expenditures were $99.7 million compared to $98.0 million for fiscal 2003. Capital expenditures for calendar 2004 were $83.7 million compared to $88.4 million for calendar 2003. For calendar 2004, approximately $67.6 million was expended in the Products segment primarily for higher output equipment and tooling, with the remaining $16.1 million expended in the Support segment for added capacities in the Materials division and for corporate information systems additions and improvements. During fiscal 2004, the Group sold certain redundant assets to third parties for net proceeds of $31.9 million. The Group recorded a pre-tax gain of $3.8 million on the sale of these assets.

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

During fiscal 2004, the Group converted the debt drawn on its revolving, unsecured bank credit facility to a non-revolving, non-amortizing term bank loan in the amount of $500 million with a syndicate of banks. The Group has repaid $175.2 million of this term bank loan during fiscal 2004, leaving $324.8 million drawn at December 31, 2004. This balance has been classified as a term bank loan within current liabilities since the amount of the term bank loan is repayable in full on April 28, 2005. The bank credit facility is for working capital requirements, acquisitions and capital expenditures.

As described in Note 10 to the Consolidated Financial Statements, the Group finalized a credit facility with three banks on March 24, 2005. It is a $340 million revolving credit facility with a secured portion and an unsecured portion. The secured portion (which is $300 million until September 1, 2005 and increases to $312.5 million on September 1, 2005) bears interest at prime plus 1% reducing to 0.5% on the conversion of the multiple voting shares, or either LIBOR plus 2% or Banker's Acceptance rate plus 2%, both of which reduce to 1.5% on the conversion of the multiple voting shares.

The standby fee on the secured portion of the credit facility is 0.4% on the undrawn portion, reducing to 0.3% on the conversion of the multiple voting shares. There are no additional utilization fees. This portion of the new credit facility will be secured by substantially all of the Group's assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada.

Until September 1, 2005, the additional $40 million ($37.5 million of which is unsecured) is priced at prime plus 2% reducing to 1.5% on the conversion of the multiple voting shares, or either LIBOR plus 3% or Banker's Acceptance rate plus 3%, both of which reduce to 2.5% on the conversion of the multiple voting shares. The unsecured portion expires on August 31, 2005. The standby fee on the unsecured portion of the credit facility is 1.1% on the undrawn portion, reducing to 1% on the conversion of the multiple voting shares.

On September 1, 2005, the credit facility reduces to $312.5 million and the entire amount is secured. The credit facility matures on April 30, 2006.

On March 23, 2005, the Group signed a letter of intent for a separate unsecured facility of up to $30 million at a higher rate than the bank facility. This facility, which expires May 1, 2006, will provide added liquidity, although the Group does not expect to draw down on it to any significant extent or for more than a short period of time.

The net funded debt to total capitalization ratio at December 31, 2004 was 27.9%, compared to 35.5% at September 30, 2003 and 33.4% at December 31, 2003. Refer to the chart in Non-GAAP Financial Measures for a calculation of net funded debt to total capitalization. The Group has continued to reduce its net funded debt through the use of cash flow from operations and working capital reductions to repay its bank credit facility and long-term debt.

At December 31, 2004, the Group's debt rating by Standard and Poors (S&P) was BBB- with a Negative Outlook and a Credit Watch with negative implications. At December 31, 2004 Dominion Bond Rating Services (DBRS) debt rating was BBB (low) with a stable trend. In March 2005, DBRS changed its' rating to BBB (low) with a negative trend. The ratings agencies have expressed concerns regarding the uncertainties surrounding the continuing investigations.

Management believes that the Group's anticipated operating cash flow is sufficient to meet its working capital and capital expenditure requirements, including the seasonal nature thereof, for the foreseeable future. The Group's other term debts have maturities well staged over longer periods of time.

Finally, the Group plans to develop a new strategic plan in 2005. This may involve added emphasis on certain businesses and reduced emphasis on others, including possible divestitures. In conjunction with the new strategic plan, the Group expects to implement a new capital structure, which will provide substantial additional liquidity.

YEAR ENDED SEPTEMBER 30, 2003 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2002

NET SALES
Consolidated net sales for the year ended September 30, 2003 decreased 2% or $30 million to $1,885 million, from sales of $1,915 mil-

Management's Discussion & Analysis

lion in 2002. Sales increases in Custom Profiles and Exterior Cladding were offset by decreases in Home Furnishings, Outdoor Products/RBS and Pipe/Fittings/Other Construction (which now includes commercial doors).

Certain product line sales figures for 2003 and 2002 have been reclassified to reflect the current presentation of product line sales adopted in fiscal 2004.

Products segment sales for the year ended September 30, 2003 increased $10 million to $1,822 million, from $1,812 million in 2002. Exterior Cladding grew 10% while Custom Profiles increased 2%. Both of these product categories were affected by the decline in the exchange rate used to convert US dollar denominated sales. Home furnishings sales decreased 12% or $38 million as a result of a decline in Window Coverings sales, which were impacted by the Group's decision to exit certain of our window covering businesses. Outdoor Products/RBS decreased marginally from $245 million in 2002 to $242 million in 2003. Pipe/Fittings/Other Construction decreased 4% or $10 million to $265 million from $275 million in 2002.

Support segment sales for the year ended September 30, 2003, before eliminations, decreased $18 million, or 3% to $600 million from $618 million in 2002. This segment represents materials, machinery & tooling and services provided predominately to the Products segment. The decrease in net sales was primarily due to lower volumes of raw material sold as the Group reduced overall inventory levels, lower volumes of transactions due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal years and the sale of certain non-strategic business units in the latter part of fiscal 2002.

During fiscal 2003, foreign-based sales and exports from Canadian operations, decreased

to 67% of total sales from 71% in 2002.

OPERATING MARGIN

EBITDA was affected by certain non-cash charges recorded in fiscal 2003 as well as cost inefficiencies associated with production curtailment in the latter part of fiscal 2003. A total of $158.2 million in non-cash charges were incurred in 2003. This includes: $57.1 million relating primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges relating to the repositioning of export and project activities; $33.7 million relating to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $33.9 million relating to inventory and accounts receivable provisions; $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value; offset by a $3.3 million recovery of bonus accruals relating to the executive compensation review of the CEO and President. The Group's overall operating margin for the year ended September 30, 2003 decreased $248.2 million or 68.8% to $112.4 million compared to $360.6 million in fiscal 2002. EBITDA as a percentage of sales decreased to 6.0% from 18.8% last year.

Products segment EBITDA for the year ended September 30, 2003 decreased $177 million or 91% to $17.4 million compared to $194.4 million last year. EBITDA as a percentage of sales decreased to 0.9% from 10.5% last year. The decrease is primarily due to $131.2 million in non-cash charges incurred in the current fiscal year relating to the Products segment.

Support segment EBITDA for the year ended September 30, 2003 decreased $71.1 million or 43% to $95 million from $166.1 million in 2002. EBITDA as a percentage of sales decreased to 16.3% from 27% last year. This decrease is in part due to $27 million in non-cash charges incurred in the current fiscal year relating to the Support segment.

COST OF SALES AND OPERATING EXPENSES

Raw material costs as a percentage of sales increased to 51.0% from 43.8% last year due primarily to the average resin cost for the year being higher than the previous year as well as the impact of the charges incurred relating to inventory provisions. Included in 2003 was $79 million in charges relating primarily to the write down of inventories and promotional assets. Excluding these charges recorded in fiscal 2003, raw material costs increased to 46.8% of sales in fiscal 2003 from 43.8% in fiscal 2002. Labour costs as a percentage of sales were 13.6% in both 2003 and 2002.

Other manufacturing costs as a percentage of sales were 14.8% in 2003 as compared to 10.3% in 2002. Included in 2003 was approximately $54 million in charges. Excluding these charges, other manufacturing costs increased to 12.0% of sales in fiscal 2003 from 10.3% in fiscal 2002.

Selling and distribution costs as a percentage of sales increased to 14.8% from 13.4% due primarily to the impact of charges incurred relating to accounts receivable provisions. General and administration costs as a percentage of sales increased marginally to 6.5% from 6.3% last year.

AMORTIZATION EXPENSE

Amortization expense as a percentage of sales was 6.7% compared to 6.2% experienced last year. This expense increased to $126.4 million from $118.3 million due to the capital expenditure program undertaken during the past two years. In the Products segment, amortization expense as a percentage of sales was 4.8% compared to 4.5% in 2002. Due to capacities added, this expense increased by $6.0 million to $89.8 million from $83.8 million in 2002. In the Support segment amortization expense, as a percentage of sales was 6.3%, greater than

the 5.6% experienced last year. Due to capacities added, this expense increased by $2.0 million to $36.5 million from $34.5 million.

INTEREST AND FINANCING CHARGES

Interest and financing charges decreased to $50.7 million from $52.2 million in 2002. As a percentage of sales, these costs are consistent at 2.7% for both years. Interest expense decreased by $1.5 million due to the Group's effective interest rates being lower than those experienced in 2002 and the overall lower level of loan utilization for working capital and capital spending purposes. Capitalized interest costs in fiscal 2003 were $2.3 million as compared to $3.6 million in fiscal 2002.

INCOME TAXES

In fiscal 2003, income tax recovery as a percentage of loss before income taxes was 6.9%, as compared to an expense of 29.3% for fiscal 2002.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

A net loss of $58.2 million was recorded in 2003, a decrease of $189.2 million from $131.0 million net income last year. Diluted (loss) earnings per share for fiscal 2003 was ($0.62) compared to $1.40 in fiscal 2002.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for fiscal 2005 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodelling and construction activity; changes

Management's Discussion & Analysis

in the Group's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group's outstanding debt and current debt ratings; the ability to meet the financial covenants of the Group's credit facilities; changes in the Group's product mix; the growth rate of the markets in which the Group's products are sold; market acceptance and demand for the Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; and changes in securities or environmental laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

• The Group's business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general.

• The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse circumstances if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.

• As discussed in Other Matters in this discussion and disclosed in Note 2(a) to the Consolidated Financial Statements, the ongoing investigations may produce results that have a material impact on the Group and its previously reported financial results. It is important to note that neither of the two internal investigations carried out in 2004 and 2005, have resulted in restatements of the financial statements.

• As discussed in Other Matters in this discussion and disclosed in Note 19 to the Consolidated Financial Statements, the Group and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The Group is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in these actions.

• As discussed in Other Matters in this discussion and disclosed in Note 19 to the Consolidated Financial Statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

• As the Group carries out a significant portion of its activities in foreign markets (primarily the US), it is exposed to the risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future.

• The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group's consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

Allowance for doubtful accounts

In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

Inventory obsolescence

In order for management to establish the appropriate provision for inventory, certain judgements and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

Income taxes

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The failure to estimate correctly could result in some portion of the net income tax provision not being realized.

Report to the Shareholders

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is comprised solely of independent directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

V. James Sardo
Interim President and Chief Executive
Officer
March 30, 2005.

Robert Lamoureux
Lead Director and Interim Chief Financial
Officer
March 30, 2005.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Royal Group Technologies Limited as at December 31, 2004 and September 30, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the fifteen months ended December 31, 2004 and year ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and September 30, 2003 and the results of its operations and its cash flows for the fifteen months ended December 31, 2004 and year ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
March 30, 2005.

Consolidated Balance Sheets

(In thousands of Canadian dollars)
December 31, 2004 and September 30, 2003

	2004	2003
Assets		
Current assets:		
Cash	$ 112,088	$ –
Accounts receivable (note 5)	257,346	342,601
Inventories (note 6)	456,339	401,619
Prepaid expenses	13,893	20,498
	839,666	764,718
Property, plant and equipment (note 7)	1,330,600	1,482,723
Future income tax assets (note 14)	16,561	26,600
Goodwill	213,620	218,679
Other assets (note 8)	44,525	37,734
	$ 2,444,972	$ 2,530,454
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 10)	$ –	$ 355,080
Accounts payable and accrued liabilities (note 9)	268,348	258,592
Term bank loan (note 10)	324,836	–
Term debt due within one year (note 10)	18,303	21,266
	611,487	634,938
Term debt (note 10)	303,214	383,332
Future income tax liabilities (note 14)	149,049	131,169
Minority interest	15,761	15,603
Shareholders' equity:		
Capital stock (note 11)	633,754	632,711
Contributed surplus (note 1(j))	3,703	74
Retained earnings	878,779	841,930
Currency translation adjustment (note 1(h))	(150,775)	(109,303)
	1,365,461	1,365,412
Investigations (note 2)		
Subsequent event (note 10)		
Commitments and contingencies (notes 18 and 19)		
	$ 2,444,972	$ 2,530,454

See accompanying notes to consolidated financial statements.

On behalf of the Board:

V. James Sardo
Director, Interim President and
Chief Executive Officer

Robert Lamoureux
Lead Director and
Interim Chief Financial Officer

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

		2004		2003
Net sales	$	2,335,131	$	1,885,397
Cost of sales		1,735,389		1,497,277
Gross profit		599,742		388,120
Operating expenses		472,964		402,127
Earnings (loss) before the undernoted		126,778		(14,007)
Interest and financing charges (note 13)		50,651		50,712
Earnings (loss) before income taxes and minority interest		76,127		(64,719)
Income taxes (recovery) (note 14)		38,960		(4,483)
Earnings (loss) before minority interest		37,167		(60,236)
Minority interest		(318)		2,025
Net earnings (loss)	$	36,849	$	(58,211)
Earnings (loss) per share (note 12):				
Basic	$	0.39	$	(0.62)
Diluted		0.39		(0.62)

Consolidated Statements of Retained Earnings

(In thousands of Canadian dollars)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

		2004		2003
Retained earnings, beginning of period	$	841,930	$	900,141
Net earnings (loss)		36,849		(58,211)
Retained earnings, end of period	$	878,779	$	841,930

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

	2004	2003
Cash provided by (used in):		
Operating activities:		
Net earnings (loss)	$ 36,849	$ (58,211)
Items not affecting cash (note 16(a))	208,377	247,188
Change in non-cash working capital (note 16(b))	25,436	45,944
	270,662	234,921
Financing activities:		
Increase in term bank loan (note 10)	500,000	-
Repayment of term bank loan (note 10)	(175,164)	-
Repayment of term debt	(57,456)	(101,686)
Proceeds from issuance of shares		
under stock option plan (note 11)	1,043	14
	268,423	(101,672)
Investing activities:		
Acquisition of property, plant and equipment	(99,725)	(93,533)
Acquisitions of other businesses	-	(4,525)
Proceeds from sale of non-strategic assets	31,934	-
Change in investments	(2,014)	-
Change in other assets	(1,088)	820
Change in minority interest	338	(5,889)
	(70,555)	(103,127)
Effect of foreign exchange rate changes on cash	(1,362)	(1,417)
Increase in cash	467,168	28,705
Bank indebtedness, beginning of period	(355,080)	(383,785)
Cash (bank indebtedness), end of period	$ 112,088	$ (355,080)
Supplemental cash flow information:		
Interest and financing charges paid	$ 51,477	$ 47,263
Income taxes paid	8,892	-
Income tax refund received	-	7,884

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.   Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.   The more significant accounting principles used by management are outlined below.   A reconciliation to accounting princi- ples generally accepted in the United States is shown in note 21.

(a)   Change in year end:

Royal Group Technologies Limited (the "Company") changed its fiscal year end to December 31 from September 30 to coincide with the calendar year. The change to a cal- endar year basis will be more consistent with its sales planning and business reporting activities and programs.   Accordingly, the December 31, 2004 financial statements cover a fifteen month fiscal period.

(b)   Principles of consolidation:

These consolidated financial statements include the accounts of the Company, its sub- sidiaries and its proportionate share of the accounts of its joint ventures. Investments in joint ventures have been proportionately con- solidated based on the Company's ownership interest.   All significant intercompany profits, transactions and balances have been eliminat- ed on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for using the equity method and investments where the Company does not control or exer- cise significant influence are accounted for using the cost method.

(c)   Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. The most significant estimates that the Company is required to make relate to allowance for doubtful accounts, inventory obsolescence, income taxes and possible losses arising from law- suits. Actual results could differ from those estimates.

(d)   Inventories:

Inventories are stated at the lower of cost, using the first-in, first-out method, and replace- ment cost for raw materials and work in process, and net realizable value for finished goods.

(e)   Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Interest costs relating to loans used to fund major cap- ital expenditures are capitalized up to the time the capital asset is placed into productive use. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	20 - 40 years
Plant equipment	10 - 15 years
Dies and moulds	4 - 10 years
Office and computer equipment and computer software	3 - 10 years
Aircraft and transport equipment	5 - 20 years

An impairment loss is recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment rec- ognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

1.   Significant accounting policies (continued):

(f)   Goodwill and other assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.   In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the impaired fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described above by allocating the fair value of the reporting unit in a manner similar to a purchase allocation. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of earnings before extraordinary items and discontinued operations.

The Company completed the annual impairment assessment and no impairment loss was recorded in the fifteen months ended December 31, 2004 and in the year ended September 30, 2003.

Intangible assets must meet certain criteria to be recognized and reported separately from goodwill. The Company has definite life intangible assets which consist of patents. These were evaluated, including the estimates of remaining useful lives, and they continue to be amortized on a straight-line basis over 5 to 17 years.

Deferred financing costs are amortized over the life of the related debt instruments.

(g)   Revenue recognition:

Revenue from product sales is recognized pursuant to sales contracts, when goods are shipped, at which time a provision for estimated returns is recorded. In addition, the price of the sale must be fixed or determinable, there must be no further performance obligations and collection must be reasonably assured.

(h)   Foreign currency translation:

The accounts of the Company's foreign operations that are considered to be self-sustaining are translated into the functional currency of the entity using the current rate method. Assets and liabilities are translated at the exchange rates in effect at the consolidated balance sheet dates and revenue and expenses are translated at average exchange rates for the period. Gains or losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in a "Currency Translation Adjustment" account in shareholders' equity until there is a realized reduction in the net investment. The change in the balance of currency translation adjustment is due predominantly to the strengthening of the Canadian dollar against the U.S. dollar.

The accounts of the Company's foreign operations that are considered to be integrated are translated into the functional currency of the entity using the temporal method.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

1. Significant accounting policies (continued):

Gains and losses on the translation of the U.S. dollar-denominated senior notes (note 10) are designated as a hedge of the U.S. dollar net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operations and are included in the currency translation adjustment.

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated into the functional currency of the entity at the rate of exchange in effect at the consolidated balance sheet dates. All revenue and expenses denominated in foreign currencies are translated at average rates in effect during the period. Translation gains and losses are included in the consolidated statements of earnings.

(i)   Research and development:

The Company carries on various applied research and development ("R&D") programs, certain of which are partially funded by governments, including investment tax credits. R&D expenditures are charged to earnings in the period in which they are incurred. Funding received is accounted for using the cost reduction approach. Total R&D expenditures net of recoveries from governments were approximately $16,157 (2003 - $14,985), of which $8,416 (2003 - $7,005) was expensed to cost of sales.

(j)   Stock-based compensation plans:

(i) Long-term incentive plan (formerly the 1994 Stock Option Plan):

The Company accounts for employee stock options by measuring the compensation costs for options granted on or after October 1, 2002 under the fair value-based method of accounting, using the Black-Scholes option pricing model.

(ii) Restricted stock unit plan:

During the fifteen months ended December 31, 2004, the Company established a Restricted Stock Unit Plan ("RSUP") for the purposes of offering the exchange of options granted under the Company's Long-Term Incentive Plan (formerly the Company's 1994 Stock Option Plan). Details of the exchange are described in note 11.

(iii) Senior management incentive plan:

During the fifteen months ended December 31, 2004, the Company established a Senior Management Incentive Plan ("SMIP"). This plan provides for the issuance of a maximum of 1,400,000 restricted stock units ("RSUs"). Details of this plan are described in note 11.

(k)   Income taxes:

The Company applies the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

1. Significant accounting policies (continued):

deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax assets and the tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes the Company will realize the benefits of these assets.

(l)   Asset retirement obligations:

Effective for the fifteen months ended December 31, 2004, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard for asset retirement obligations ("Section 3110"). The standard addresses the recognition and measurement of legal obligations associated with the retirement of property and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and is amortized to earnings on the same basis as the associated assets. This accretion amount is charged to earnings for the period. The impact of the adoption of this new standard in the fifteen months ended December 31, 2004 is not significant to the Company's financial statements.

(m)   Guarantees:

Effective for the fifteen months ended December 31, 2004, the Company adopted Accounting Guideline 14, "Disclosure of Guarantees", issued by the CICA in February 2003. This guideline expands on previously issued accounting guidance and requires additional disclosure by a guarantor in its financial statements. This guideline defines a guarantee to be a contract (including indemnity) that contingently requires the Company to make payments to the guaranteed party based on: (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay indebtedness when due. The impact of the adoption of this new guideline in the fifteen months ended December 31, 2004 is not significant to the Company's financial statements.

(n)   Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

2. Investigations:

(a)   Background:

The Company established a Special Committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission ("Commission") was conducting a regulatory investigation of the Company. The Special Committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the "Resort"). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

2. Investigations (continued):

individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort are as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

The Special Committee consisted solely of three independent directors, at that time, who retained independent legal counsel who in turn retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions be taken as of April 21, 2004.

On October 15, 2004, the Company announced that the Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company's lead bank. The Order, which relates to the time period January 1, 1996 to July 30, 2004, requires that certain documents be provided by such bank to the Royal Canadian Mounted Police ("RCMP") in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP's investigation.

On October 21, 2004, the Company announced that it expanded the Special Committee of its board of directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by

securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company's lead bank. The second Order, which relates to the time period January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.

Both Orders include allegations of actions contrary to the Criminal Code and include allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the president and chief executive officer and the chief financial officer at that time, and certain non-executive employees of the Company at that time and a former officer of the Company.

On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief exec-

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

2. Investigations (continued):

utive officer and the chief financial officer. In addition, the chairman of the board was dismissed. The board of directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

The Company understands that the RCMP continues its previously announced investigation. The Commission has also indicated that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. In addition, the Special Committee has been communicating with the Securities and Exchange Commission ("SEC") to keep the SEC advised of the progress of the Special Committee's work. As part of these investigations, the Company has received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Company and its previously reported financial results.

b) Historical related party transactions:

In the course of the Company's investigation, the following historical related party transactions shown at the exchange amount were identified that were not previously disclosed in the financial statements:

(i) The Company purchased what has been called the "Vaughan West Lands" in 1998 for approximately $27,400. The Company purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a numbered company owned by the controlling shareholder and other individuals who were officers, employees of or associated with the Company. This numbered company had acquired the land for $20,900 shortly before it was sold to the Company.

(ii) The Company received a warrant for 200,000 shares of another public company,

Premdor Inc. (now known as Masonite International Corporation) ("Masonite"). The Company obtained the warrant as partial consideration for the sale of a subsidiary to Masonite in early 2000. In early 2002, the Company exercised the warrant when Masonite's shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of about $1,700). The Company's exercise of the warrant was funded by the then five senior executives of the Company and one other individual who was then an employee of the Company. The employees deposited a total of $2,650 with the Company which funded the Company's payment to Masonite to exercise the warrant. The shares obtained were then distributed by the Company to the six individuals. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of the Company. If the transaction had been recorded in the financial statements in fiscal 2002, a gain would have been realized as other income with an equal and offsetting amount recorded as an operating expense in the income statement.

(iii) The Company sold products and services to a company related to the controlling shareholder, as follows:

1998	$	150
1999		3,750
2000		9,620
2001		7,560
2002		11,460

(iv) During 1998 to 2003, the Company facilitated foreign currency exchange transactions at exchange rates available to the Company, and utilized Company bank accounts to transfer funds internationally on behalf of the controlling shareholder, a significant shareholder and certain executives in the amount of $95,000 at no cost to the Company.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

2. Investigations (continued):

(v) During 1997 to 2002, the Company managed the construction of four real estate developments for the controlling shareholder and family members. The Company paid invoices associated with these projects aggregating $21,100 and was reimbursed by these individuals.

(vi) During 2000 and 2002, the Company sold assets for $240 and $300, respectively, to companies related to the controlling shareholder.

(vii) From 1998 to 2002, the Company sold to family members of the controlling shareholder, parts and services for $290.

(viii) In 1997, the Company acquired Baron Metals Industries Inc., a company that the controlling shareholder held a 17.7% interest in, for $11,500.

(ix) In 1996, the Company acquired three businesses, Jovien Associates Limited, Royal King Electric Limited and La Pineta Limited, that the controlling shareholder held a minority interest in, for $2,900.

(x) In 1999, the Company acquired 75% of Top Gun Electrical Supply Ltd., a company that the controlling shareholder held a 40% interest in, for $1,870.

(xi) In 1995, the Company purchased from the controlling shareholder and others their 50% interest in Hanmar Mechanical Services Inc. for $180.

(xii) In 1998, the Company purchased two parcels of real estate from the controlling shareholder for $2,900.

(xiii) In 1997, the Company purchased two parcels of real estate from a company related to a director for $2,550.

(xiv) The Company sold real estate to the controlling shareholders, as follows:

1994	$	220
1995		810
1996		90
2000		200

(xv) In 2003, the Company sold real estate for $350 to family members of the controlling shareholder, employees and a former employee.

(xvi) The Company sold real estate to a significant shareholder, as follows:

1995	$	110
1997		80

(xvii) During 1999 to 2001, the Company entered into 9 joint land service agreements with Companies related to the controlling shareholder and a director of the Company.

(c) Agreement with the controlling shareholder:

At the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6.5 million plus interest of $2.2 million) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company has agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purpose (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1.13

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

2. Investigations (continued):

million, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders' approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him.

The conversion transaction and the settlement with the controlling shareholder are both subject to shareholder approval at the upcoming Annual and Special General Meeting expected to take place on May 25, 2005.

3. Business development:

Acquisitions of other businesses:
During 2004, there were no acquisitions of businesses. During 2003, the Company acquired working capital and property, plant and equipment from certain businesses for aggregate consideration of $4,525 cash. The assets acquired are recorded at fair value and there was no cash in the working capital acquired. These acquisitions were accounted for by the purchase method and are summarized as follows:

	2004	2003
Working capital	$ -	$ 1,600
Property, plant and equipment	-	2,925
Total purchase price	$ -	$ 4,525

4. Interest in joint ventures:

The Company's proportionate interest in joint ventures includes the following:

	2004	2003
Assets:		
Current assets	$ 9,427	$ 11,650
Property, plant and equipment	11,250	12,414
Total assets	20,677	24,064
Liabilities:		
Current liabilities	4,290	6,946
Future income tax liabilities	1,419	1,384
Long-term liabilities	1,100	1,899
Total liabilities	6,809	10,229
Net assets	$ 13,868	$ 13,835
Net sales	$ 54,014	$ 41,766
Net earnings	3,928	3,153
Cash provided by operating activities	$ 4,655	$ 2,417
Acquisition of property, plant and equipment	1,378	705

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

4. Interest in joint ventures (continued):

The Company is contingently liable for the proportionate share of its Joint Ventures partners' liabilities but has recourse to the assets of the Joint Ventures.

5. Accounts receivable:

	2004	2003
Trade	$ 261,275	$ 335,184
Allowance for doubtful accounts	(19,696)	(14,414)
	241,579	320,770
Taxes and other	15,767	21,831
	$ 257,346	$ 342,601

6. Inventories:

	2004	2003
Raw materials and work in process	$ 155,760	$ 147,385
Finished goods	300,579	254,234
	$ 456,339	$ 401,619

7. Property, plant and equipment:

2004	Cost	Accumulated amortization	Net book value
Land	$ 97,121	$ -	$ 97,121
Buildings	534,728	106,330	428,398
Plant equipment	1,075,568	457,700	617,868
Dies and moulds	273,137	165,279	107,858
Office and computer equipment and computer software	55,002	45,030	9,972
Aircraft and transport equipment	38,251	28,742	9,509
	2,073,807	803,081	1,270,726
Assets under construction	53,823	-	53,823
Assets held for sale	7,647	1,596	6,051
	$ 2,135,277	$ 804,677	$ 1,330,600

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

7.   Property, plant and equipment (continued):

2003		Cost		Accumulated amortization		Net book value
Land	$	98,864	$	-	$	98,864
Buildings		549,375		92,535		456,840
Plant equipment		1,102,082		397,106		704,976
Dies and moulds		248,971		127,956		121,015
Office and computer equipment and computer software		54,060		41,233		12,827
Aircraft and transport equipment		35,980		23,312		12,668
		2,089,332		682,142		1,407,190
Assets under construction		52,334		-		52,334
Assets held for sale		24,927		1,728		23,199
	$	2,166,593	$	683,870	$	1,482,723

Total amortization expense for property, plant and equipment was $160,691 (2003 - 124,013).

Assets under construction are expected to be placed into productive use during fiscal 2005 and consist of land and buildings under construction of $9,933 (2003 - $15,501) and plant equipment under construction of $43,890 (2003 - $36,833). Amortization of these assets begins once they are substantially completed and put into use. No interest was capitalized to assets under construction in the period ended December 31, 2004 (2003 - $2,300).

Assets held for sale are expected to be disposed of during the next twelve months and are measured at their fair value less disposal costs. These assets primarily comprise certain real estate and buildings and have a carrying value of $6,051 (2003 - $23,199). The loss resulting from the valuation of these assets at market value recorded in 2004 is $950 (2003 - $1,500) and is included in operating expenses line of the consolidated statements of earnings. These assets are included in the Support segment of the Company's operations.

In 2003, the Company evaluated its foreign operations and decided to focus its efforts on the primary building products that the Company has to offer, with the Royal Building Systems being positioned as one product within this line-up. Based on further evaluation in 2004, the Company determined that the carrying amounts of property, plant and equipment in its Mexican operations may not be recoverable and, therefore, recorded an impairment loss. The fair value of the impaired assets was determined based on a valuation using a present value model as at the date of the impairment test. An impairment loss of $17,523 was recorded in 2004 (2003 - $23,416) and is included in the cost of sales and operating expenses line of the consolidated statements of earnings. The impaired long-lived assets are included in the Products segment of the Company's operations.

During 2003, the Company evaluated certain of its long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Company wrote down these assets to their net realizable value and recorded a charge of $33,600. This charge is included in the cost of sales and operating expenses line of the consolidated statements of earnings. The long-lived assets associated

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

7.   Property, plant and equipment (continued):

with this charge are included in the Products segment of the Company's operations. There is no write-down of assets to their net realizable value in the fifteen months ended December 31, 2004.

8.   Other assets:

		2004		2003
Patents, net of accumulated amortization of $6,657 (2003 - $7,252)	$	7,447	$	10,415
Deferred financing costs, net of accumulated amortization of $1,810 (2003 - $1,481)		1,345		1,735
		8,792		12,150
Investments		35,733		25,584
	$	44,525	$	37,734

Amortization expense for patents was $3,528 (2003 - $2,350). Amortization expense for deferred financing costs was $329 (2003 - $280).

Investments include the Company's holdings in associated companies and other business ventures accounted for by the equity and cost methods.
The equity earnings (loss) of the investments were $(120) (2003 - $200).

9.   Accounts payable and accrued liabilities:

		2004	2003
Trade	$	197,213	$ 175,530
Taxes and other		71,135	83,062
	$	268,348	$258,592

10.   Bank indebtedness, term bank loan and term debt:

On October 29, 2003, the Company converted the debt drawn under its revolving, unsecured bank credit facility to a non-revolving, non-amortizing term bank loan in the amount of $500,000 with a syndicate of banks. During the current fiscal period, the Company repaid $175,164 of this term bank loan, leaving $324,836 (2003 - $389,661) drawn at December 31, 2004, which is repayable on April 28, 2005.

The bank credit facility is for working capital requirements, acquisitions and capital expenditures, and bears interest at prime or at 1.50% (2003 - 0.950%) over Bankers' Acceptance rates or LIBOR, plus a standby fee of nil (2003 - 0.175%) on the undrawn portion of the facility, payable

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

10. Bank indebtedness, term bank loan and term debt (continued):

quarterly in arrears. Additionally, utilization fees are determined quarterly in arrears at 0.05% (2003 - 0.05%), if one-third to two-thirds of the facility is drawn, and 0.10% (2003 - 0.10%), if greater than two-thirds of the facility is drawn. The drawn down fee is subject to variation if the Company's term credit rating is adjusted.

The Company is subject to covenants under its various lending agreements.

The Company finalized a credit facility with three banks on March 24, 2005. It is a $340,000 revolving credit facility with a secured portion and an unsecured portion. The secured portion (which is $300 million until September 1, 2005 and increases to $312,500 on September 1, 2005) bears interest at prime plus 1% reducing to 0.5% on the conversion of the multiple voting shares, or either LIBOR plus 2% or Banker's Acceptance rate plus 2%, both of which reduce to 1.5% on the conversion of the multiple voting shares. The standby fee on the secured portion of the credit facility is 0.4% on the undrawn portion, reducing to 0.3% on the conversion of the multiple voting shares. There are no additional utilization fees. This portion of the new credit facility will be secured by substantially all of the Company's assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada.

Until September 1, 2005, the additional $40,000 ($37,500 of which is unsecured) is priced at prime plus 2% reducing to 1.5% on the conversion of the multiple voting shares, or either LIBOR plus 3% or Bankers' Acceptance rate plus 3%, both of which reduce to 2.5% on the conversion of the multiple voting shares. The unsecured portion expires on August 31, 2005. The standby fee on the unsecured portion of the credit facility is 1.1% on the undrawn portion, reducing to 1% on the conversion of the multiple voting shares.

On September 1, 2005, the credit facility reduces to $312,500 and the entire amount is secured. The credit facility matures on April 30, 2006.

Under the new facility, the Company will be subject to financial covenants including:
(a) Ratio of funded debt to funded debt plus minority interest plus the Company's shareholders' equity on a consolidated basis, shall not exceed 0.40 to 1.0;
(b) Ratio of funded debt to adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") on a consolidated basis shall not exceed 3.00 to 1.0;
(c) Interest coverage ratio shall not be less than 5.0 to 1; and
(d) Minimum tangible net worth shall not be less than $1,050,000.

On March 23, 2005, the Company signed a letter of intent for a separate unsecured facility of up to $30,000 at a higher rate than the bank facility. This facility, which expires May 1, 2006, will provide added liquidity, although the Company does not expect to draw down on it to any significant extent or for more than a short period of time.

The Company has outstanding $116,532 (2003 - $150,000) of medium-term notes. These notes are unsecured, ranking pari passu with the existing unsecured bank credit facility. On April 13, 2000, the Company issued $150,000 of notes bearing a coupon rate of 6.90%, payable semi-annually in arrears and maturing April 13, 2010, at which time the notes are due in full.

The Company purchased for cancellation during the current fiscal period a total of $33,468 of its medium-term notes outstanding, recognizing a gain of $812.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

10.   Bank indebtedness, term bank loan and term debt (continued):

The Company has private placements of unsecured senior notes outstanding as follows:
(a)   US $30,000 (Canadian $36,057), bearing interest at 7.17% with equal annual principal repayments due from August 2005 to 2006;
(b)   US $25,000 (Canadian $30,048), bearing interest at 7.31%, due August 2006; and
(c)   US $115,000 (Canadian $138,218), bearing interest at 7.10%, due November 2007.

The Company retired US $15,000 (Canadian $19,800) of its unsecured senior notes during the current fiscal year.

	2004	2003
Bank indebtedness:		
Bankers' acceptances advances revolving credit facility	$ -	$ 318,000
LIBOR advances (US $53,000)	-	71,661
	-	389,661
Less cash	-	34,581
Bank indebtedness	$ -	$ 355,080
Term bank loan:		
Non-revolving credit facility	$ 302,000	$ -
LIBOR advances (US $19,000)	22,836	-
Term bank loan	$ 324,836	$ -
Term debt:		
Medium-term notes outstanding	$ 116,532	$ 150,000
Senior notes outstanding (US $170,000; 2003 - US $185,000)	204,323	250,139
Other term debt requiring periodic principal repayments	662	4,459
	321,517	404,598
Term debt due within one year	(18,303)	(21,266)
Term debt	$ 303,214	$ 383,332

Term debt principal repayments, using the year-end exchange rates, for the next five fiscal years and thereafter, are as follows:

2005	$ 18,303
2006	48,350
2007	138,332
2008	-
2009	-
Thereafter	116,532
	$ 321,517

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

11.   Capital stock:

Authorized capital stock of the Company consists of the following:

(a) Unlimited preference shares:

Preference shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. None of these shares is issued or outstanding.

(b) Unlimited subordinate voting and multiple voting common shares:

   (i) Subordinate voting common shares:

   Each share is entitled to one vote per share at all meetings of shareholders and shall participate equally as to dividends with each multiple voting share.

   (ii) Multiple voting common shares:

   Each share is entitled to 20 votes per share at all meetings of shareholders and shall participate equally as to dividends with each subordinate voting share. Each share may be converted at any time into a fully paid subordinate voting share on a one-for-one basis, at the shareholder's option.

   In the event that either the subordinate voting shares or the multiple voting shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. Under certain conditions, the sale or transfer of multiple voting shares shall cause such shares to be changed to subordinate voting shares.

The following common shares have been issued:

	Subordinate voting		Multiple voting		Total	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, September 30, 2002	77,282,173	$616,062	15,935,444	$16,635	93,217,617	$632,697
Issued for cash under stock option plan	3,000	14	-	-	3,000	14
Balance, September 30, 2003	77,285,173	616,076	15,935,444	16,635	93,220,617	632,711
Issued for cash under stock option plan	135,553	1,043	-	-	135,553	1,043
Balance, December 31, 2004	77,420,726	$617,119	15,935,444	$16,635	93,356,170	$633,754

The Company maintains a stock option plan to allow management and key operating personnel to purchase subordinate voting shares, substantially exercisable as to half on or after three years from the date of issue, with the balance after six years from the date of issue. The maximum number of subordinate voting shares reserved to be issued for options cannot exceed 8,058,039 and all options expire nine years after the date of issue.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

11.   Capital stock (continued):

The number of stock options has varied as follows:

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	9,107,217	$27.10	9,663,517	$27.45
Granted	-	-	60,000	17.14
Exercised	(135,553)	7.69	(3,000)	11.25
Cancelled/expired	(5,903,711)	27.19	(613,300)	31.62
Balance, end of period	3,067,953	27.78	9,107,217	27.10
Options exercisable, end of year	2,583,453	$27.83	4,662,469	$23.43

Included in the above 2004 cancelled/expired options were 3,478,181 options that were exchanged for 315,613 RSUs.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise price per share	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$14.95 - $24.80	877,450	2.8	$21.76	827,450	$22.01
$25.00 - $28.00	778,500	5.1	25.74	488,000	25.52
$28.05 - $32.45	773,500	2.5	29.95	687,750	29.83
$33.00 - $42.25	638,503	2.1	35.88	580,253	35.72
	3,067,953		27.78	2,583,453	27.83

The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model. No options were granted in 2004.

Assumptions	2003
Risk-free interest rate	3.8%
Expected life	5.2 years
Expected volatility	49.7%
Dividend yield	-
Weighted average fair value of options granted	$8.26

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

11. Capital stock (continued):

After-tax compensation expense of $45 (2003 - $74) was recorded in the period related to stock options issued after October 1, 2002.

During the fifteen-month period ended December 31, 2004, the Company established the RSUP for the purpose of offering an exchange of options granted under the Company's Long-Term Incentive Plan (formerly the Company's 1994 Stock Option Plan). On July 2, 2004, restricted stock units were granted to approximately 600 employees of the Company in exchange for 3,478,181 options granted under the Company's Long-Term Incentive Plan. Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date. At the settlement date of December 31, 2004, 88,322 RSUs elected to settle in shares. The shares were issued subsequent to period end. In addition, 219,310 RSUs elected settlement in cash based upon the closing price of the Company's subordinate voting shares at December 31, 2004 of $12.59. The cash payment was made subsequent to period end. Additionally, 7,981 RSUs were cancelled. Total compensation expense recorded in 2004 was $3,873. $1,112 relating to RSUs, which elected share settlement, was credited to contributed surplus.

During the fifteen month period ended December 31, 2004, the Company established the SMIP to provide for the issuance of a maximum of 1,400,000 RSUs. Each RSU entitles the participant to receive one subordinate voting share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Company's intention to settle in shares on the entitlement date. On July 2, 2004, 1,395,000 RSUs were granted to approximately 60 senior employees and members of senior management of the Company. RSUs were valued at their fair market value on the grant date and compensation expense related to the SMIP is recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date. The counterpart is recorded as contributed surplus. 375,000 RSUs were cancelled before period end. Based on the market price on the grant date of these RSUs, compensation expense of $2,472 was recorded in 2004. Compensation expense of $4,944 is expected to be recorded in 2005 and 2006.

12. Earnings (loss) per share:

Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares, using the treasury stock method:

	2004		2003	
	Weighted average number of common shares	Per common share amount	Weighted average number of common shares	Per common share amount
Basic net earnings (loss) per common share	93,342,490	$0.39	93,219,925	$(0.62)
Dilutive effect of stock options	-	-	-	-
Dilutive effect of RSU (RSUP)	88,322	-	-	-
Dilutive effect of RSU (SMIP)	1,332,500	-	-	-
Diluted net earnings (loss) per common share	94,763,312	$0.39	93,219,925	$(0.62)

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

12.   Earnings (loss) per share (continued):

In the fifteen month period ended December 31, 2004, all options to purchase common shares were not included in the computation of diluted earnings per share because the options' exercise prices exceeded the average market price of the common share for the reporting period. For the year ended September 30, 2003, the Company excluded potential share equivalents from the loss per share calculation as they were anti-dilutive.

13.   Interest and financing charges:

	2004	2003
Interest expense:		
Operating	$1,881	$15,343
Term bank loan	13,235	-
Term loan	32,386	30,172
Bank and financing charges	2,820	4,917
Amortization of deferred financing costs	329	280
	$50,651	$50,712

14.   Income taxes:

Total income tax expense (recovery) for the fifteen month period ended December 31, 2004 and year ended September 30, 2003 are allocated as follows:

	2004	2003
Earnings (loss) before income taxes and minority interest:		
Canadian operations	$95,962	$64,013
Foreign operations	(19,835)	(128,732)
	$76,127	$(64,719)
Current income tax expense:		
Canadian operations	$13,474	$8,479
Foreign operations	3,653	200
	17,127	8,679
Future income tax expense (recovery):		
Canadian operations	18,881	4,611
Foreign operations	2,952	(17,773)
	21,833	(13,162)
	$38,960	$(4,483)

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

14. Income taxes (continued):

The following summarizes the recognition of income tax expense using a weighted average income tax rate (as a reference point only in that there is no single jurisdiction in which the Company operates that is predominant or for which there is a more appropriate rate) compared with the Company's actual income tax expense. The weighted average rate has been determined based on the proportion of the statutory rate in each jurisdiction to the income before tax attributable to each jurisdiction.

	2004	2003
Earnings (loss) before income taxes and minority interest	$76,127	$(64,719)
Expected income taxes based on an effective manufacturing and processing income tax rate of approximately 34.12% (2003 - 33.12%)	$25,975	$(21,435)
Changes in income taxes attributed to:		
Adjustment to future income tax assets and liabilities for enacted changes in tax laws and rates	13,000	(565)
Increase (decrease) in non-deductible expenses incurred in foreign jurisdictions	(1,816)	11,927
Refundable income taxes and other	1,801	5,590
	$38,960	$(4,483)

In accordance with the Canadian income tax accounting standard (note 1(k)), the effects of enacted changes in federal or provincial income tax rates on future income tax assets and liabilities are included in the Company's consolidated financial statements. The effect of the enacted changes in the provincial income tax rates is reported as a $13,000 increase (2003 - $565 decrease) to future income tax expense and liability in fiscal 2004.

The Company has been granted tax incentives for its Poland and China subsidiaries. These incentives are subject to certain conditions with which the Company expects to comply.

Future income tax assets arise from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the results of the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at December 31, 2004 and September 30, 2003 are presented below:

	2004	2003
Future income tax assets:		
Share issue costs	$ -	$706
Non-capital loss carryforwards	17,561	28,206
Other, including refundable taxes	-	1,681
	17,561	30,593
Less valuation allowance	1,000	3,993
Future income tax assets	$16,561	$26,600

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

14. Income taxes (continued):

Future income tax liabilities:		
Capital, intangible and other assets	$(133,562)	$(115,682)
Other	(15,487)	(15,487)
Future income tax liabilities	$(149,049)	$(131,169)

As at December 31, 2004, the Company had operating loss carry forwards of $110,596. A summary of the operating loss carryforwards by year of expiry is as follows:

2021	$37,404
2022	40,034
2023	1,838
2024	4,953
Indefinite	26,367

15. Segment reporting data:

Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.
The Company's significant operating segments are:

(a)   Products segment:
This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior Cladding, home furnishings, outdoor products and various applications of the building system used to construct a broad array of structures, pipe/fittings and other construction products.

(b)   Support segment:
This segment represents materials, machinery and tooling and services provided predominately to the products segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

Performance is evaluated based on pretax earnings before amortization and interest, and return on invested capital. The Company sells to a broad range of customers, none of which accounted for more than 6.2% (2003 - 6.5%) of net sales.

The accounting policies for each of the segments are the same as those described in note 1. Intersegment transactions are negotiated as if the transactions were to third parties, at market prices.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

15. Segment reporting data (continued):

2004	Products	Eliminations	Support	Eliminations	Consolidated
Net sales	$ 2,292,521	$ (48,317)	$ 787,432	$ (696,505)	$ 2,335,131
Earnings before					
amortization and interest	153,800	-	137,197	-	290,997
Amortization charges	117,143	-	47,076	-	164,219
Acquisition of property,					
plant and equipment					
and goodwill	82,328	-	17,397	-	99,725
Property, plant and					
equipment	650,017	-	680,583	-	1,330,600
Goodwill	177,985	-	35,635	-	213,620
Total assets	1,490,004	-	954,968	-	2,444,972

2003	Products	Eliminations	Support	Eliminations	Consolidated
Net sales	$ 1,850,057	$ (27,486)	$ 599,650	$ (536,824)	$ 1,885,397
Earnings before					
amortization and interest	17,380	-	94,976	-	112,356
Amortization charges	89,827	-	36,536	-	126,363
Acquisition of property,					
plant and equipment					
and goodwill	67,945	-	28,513	-	96,458
Property, plant and					
equipment	761,347	-	721,376	-	1,482,723
Goodwill	183,038	-	35,641	-	218,679
Total assets	1,641,720	-	888,734	-	2,530,454

Certain information with respect to geographic regions is presented below:

2004	Canada	U.S.	Other	Total	
		Sales			
Manufactured by:					
Canadian operations	$ 798,664	$ 601,402	$ 14,953	$ 1,415,019	61%
U.S. operations	10,337	745,178	6,511	762,026	33%
Other operations	8,089	2,006	147,991	158,086	6%
	$ 817,090	$ 1,348,586	$ 169,455	$ 2,335,131	
	35%	58%	7%		100%

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

15. Segment reporting data (continued):

2004	Canada	U.S.	Other	Total
Property, plant and equipment	$ 994,854	$ 233,027	$ 102,719	$ 1,330,600
Goodwill	84,470	118,637	10,513	213,620

2003	Canada	U.S.	Other	Total
		Sales		
Manufactured by:				
Canadian operations	$ 616,060	$ 483,883	$ 5,877	$ 1,105,820 59%
U.S. operations	202	647,845	6,199	654,246 35%
Other operations	4	1,186	124,141	125,331 6%
	$ 616,266	$ 1,132,914	$ 136,217	$ 1,885,397
	33%	60%	7%	100%

2003	Canada	U.S.	Other	Total
Property, plant and equipment	$ 1,080,997	$ 276,568	$ 125,158	$ 1,482,723
Goodwill	84,620	123,546	10,513	218,679

16. Supplemental cash flow information:

(a)   Items not affecting cash:

	2004	2003
Amortization charges	$ 164,219	$ 126,363
Amortization of deferred financing costs	329	280
Future income taxes	28,378	(13,498)
Asset write-downs	17,523	158,200
Other	(2,072)	(24,157)
Cash provided	$ 208,377	$ 247,188

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

16.   Supplemental cash flow information (continued):

(b)   Change in non-cash working capital:

	2004	2003
Accounts receivable	$ 67,762	$ 16,329
Inventories	(78,475)	39,347
Prepaid expenses	9,727	(4,285)
Accounts payable and accrued liabilities	26,422	(5,447)
Cash provided	$ 25,436	$ 45,944

The changes noted above are exclusive of non-cash working capital acquired through acquisitions.

17.   Financial instruments and risk management:

(a)   Derivative financial instruments:

The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative instruments.

(b)   Concentration of credit risk:

Concentration of credit risk in accounts receivable is limited due to the large number of customers comprising the Company's customer base throughout the world. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to particular customers, historical trends and other relevant information.

(c)   Fair values of financial instruments:

The fair values of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and term bank loan, as recorded in the consolidated balance sheets, approximate their carrying amounts due to the short-term maturities of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates of term debt are determined by references to current market prices for debt with similar terms and risks. As at December 31, 2004, the fair value of the Company's senior notes exceeded the carrying value of these obligations by $15,709 (2003 - $40,492) using year end exchange rates and discount rates ranging from 2.2% to 3.0%. As at December 31, 2004, the fair value of the Company's medium-term notes exceeded the carrying value of these obligations by $14,990 (2003 - $27,881), using a discount rate of 4.13%.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

18.   Commitments:

The Company is committed to minimum annual payments under operating leases for the rental of buildings as follows:

2005	$	9,175
2006		7,377
2007		5,381
2008		4,403
2009		3,236
Thereafter		841
	$	30,413

The Company has a long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer from a North American supplier. The contract is at market prices reflecting the volume and term commitments. The commitment extends until December 31, 2011. The parties can renew the agreement for two two-year terms upon mutual agreement.

The Company has contingent liabilities under standby letters of credit amounting to approximately $6,773 (2003 - $13,740) and U.S. $3,925 (2003 - U.S. $4,125).

19.   Contingencies:

The Company and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The first complaint, filed on December 14, 2004 and thereafter, amended on January 4, 2005, purports to be brought on behalf of all purchasers of the Company's common stock between February 9, 2000 and October 13, 2004. The second complaint, filed on December 17, 2004, purports to be brought on behalf of all purchasers of the Company's publicly-traded securities between February 11, 1999 and October 13, 2004. Both actions purport to assert U.S. federal securities law violations, principally alleging that the Company misrepresented its business performance and engaged in various improprieties. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief.

On February 14, 2005, two putative class members separately moved for consolidation of the two related actions, appointment as Lead Plaintiff, and approval of their respective counsel as Lead Counsel. By order dated March 10, 2005, the court consolidated the two cases within a single action and appointed lead plaintiffs and their lead counsel. By order dated March 17, 2005, the court set a schedule for the filing of a consolidated amended complaint and subsequent motions to dismiss. The Company is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company, and intends to defend itself vigorously in these actions.

The Company is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Company is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

The ongoing investigations described in note 2(a) may produce results that have a material impact on the Company and its previously reported financial results.

The Company is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Company expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

financial condition and liquidity of the Company.

20. Related party transactions:

During the fifteen months ended December 31, 2004, related party transactions with companies related to the controlling shareholder totalled $870 (2003 - $1,650). Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $12,107.

At December 31, 2004, there are accounts receivable from companies related to the controlling shareholder of $100 and an accounts receivable from the controlling shareholder of $1,130. At December 31, 2004, there are accounts receivable of $148 and accounts payable of $2,452 relating to other related parties.

These related party transactions were in the normal course of the Company's business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

21. Significant differences between Canadian and United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In certain respects, accounting principles generally accepted in the United States of America ("U.S. GAAP") differ from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements:

(a) Description of GAAP differences:

(i) Substantively enacted tax laws and rates:

Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted. There are no substantively enacted rates in the periods presented.

U.S. GAAP does not recognize the concept of substantively enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

(ii) Comprehensive income:

The FASB in the United States issued SFAS 130, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

(iii) Incorporated joint ventures:

U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the additional information regarding the Company's interest in joint ventures is presented in note 4.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

21. Significant differences between Canadian and United States generally accepted accounting principles (continued):

(b)   Net earnings in accordance with U.S. and Canadian GAAP and comprehensive income:

There are no differences in the determination of net income between U.S. and Canadian GAAP. Comprehensive income for U.S. GAAP purposes is determined as follows:

	2004	2003
Net earnings (loss) in accordance with Canadian and U.S. GAAP	$ 36,849	$ (58,211)
Foreign currency translation adjustment	(41,472)	(73,139)
Comprehensive loss based on U.S. GAAP	$ (4,623)	$ 131,350)

(c)   Shareholders' equity in accordance with U.S. GAAP:

	2004	2003
Shareholders' equity in accordance with Canadian GAAP	$ 1,365,461	$ 1,365,412
Substantively enacted tax laws and rates (note 21(a)(i))	-	-
Shareholders' equity in accordance with U.S. GAAP	$ 1,365,461	$ 1,365,412

(d)   Effect on consolidated balance sheets and consolidated statements of earnings:

The application of U.S. GAAP would result in the following presentation of these captions on the consolidated balance sheets and consolidated statements of earnings:

	2004	2003
Term debt	$ 321,517	$ 404,548
Net future income tax liabilities	132,488	104,569
Tax provision	38,960	(4,483)
Interest and financing charges	50,651	50,712

(e) Other disclosures:

(i) Accounting for employee stock options:
Prior to fiscal 2003, the Company, as permitted under SFAS No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, accounted for stock options using the intrinsic value method and was required to disclose pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

21. Significant differences between Canadian and United States generally accepted accounting principles (continued):

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions by period:
There were no options granted in the fifteen months ended December 31, 2004.

Assumptions	2003
Risk-free interest rate	3.8%
Expected life	5.2 years
Expected volatility	49.7%
Weighted average fair value of options granted	$ 8.26

In December 2002, the FASB issued SFAS No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. An amendment of FASB Statement 123, SFAS 148 amended the transitional provisions of SFAS 123 for entities choosing to recognize stock-based compensation under the fair value-based method of SFAS 123, rather than electing to continue to follow the intrinsic value method. Under SFAS 148, the Company could have adopted the recommendations of SFAS 123 either (a) prospectively to awards granted or modified after the beginning of the year of adoption, (b) retroactively with restatement for awards granted or modified since January 1, 1995, or (c) prospectively to awards granted or modified since January 1, 1995. Effective October 1, 2002, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted after October 1, 2002. The effect of adoption of SFAS 148 was that after-tax stock compensation expense of $45 was recorded in 2004 (2003 - $74).
Had the Company applied the fair value-based method to all stock options outstanding at the date of adoption, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2004	2003
Net earnings (loss), as reported	$ 36,849	$ (58,211)
Pro forma stock compensation expense	(1,155)	(3,822)
Net pro forma earnings (loss)	$ 35,694	$ (62,033)
Basic earnings (loss) per share:		
As reported	$ 0.39	$ (0.62)
Pro forma	0.38	(0.67)
Diluted earnings (loss) per share:		
As reported	0.39	(0.62)
Pro forma	0.38	(0.67)

(ii) In January 2003, the Financial Accounting Standards Board ("FASB") issued interpretation No. 46 ("FIN 46") - Consolidation of Variable Interest Entities, which requires the consolidation of entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts)
Fifteen months ended December 31, 2004 and year ended September 30, 2003

21. Significant differences between Canadian and United States generally accepted accounting principles (continued):

interest" or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. This interpretation applies to all variable interest entities created after January 31, 2003, and by the beginning of the first interim and annual reporting period commencing after September 2003 for variable entities created prior to February 1, 2003.

In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"), which replaces the interpretation released in January 2003. FIN 46R clarifies certain provisions of FIN 46 and provides guidance with respect to the consolidation of variable interest entities. FIN 46R requires the primary beneficiary of a variable interest entity's activities to consolidate the variable interest entity. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity's activities. FIN 46R was effective December 31, 2003.

The Company has not identified any variable interest entities created, or interest in variable interest entities obtained which would require consolidation or disclosure under FIN 46R.

(iii) In June 2003, the Accounting Standards Board ("AcSB") issued new CICA Accounting Guideline, Consolidation of Variable Interest Entities ("AcG-15"). This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline was initially to be effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged.

With the release in December 2003 by FASB of revised FIN 46R, the AcSB revised the effective date for AcG-15 to November 1, 2004. The Company has not identified any variable interest entities created, or interest in variable interest entities obtained which would require consolidation or disclosure under AcG-15.

(iv) In December 2004, FASB issued SFAS No. 123R (Revised) ("SFAS 123R"), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation.

Statement SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company, effective October 1, 2002, adopted SFAS 123R, as amended by SFAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure. The Canadian and U.S. GAAP difference relating to share-based payments was eliminated for such payments after the adoption of these standards. However, disclosure is made in note 21(c)(i) for the impact had the Company applied the fair value-based method to all stock options outstanding at the date of adoption.

(v) In November 2004, FASB issued SFAS No. 151 ("SFAS 151"), Inventory Costs - An Amendment to ARB No. 42, Chapter 4. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, allocation of fixed overheads to the cost of conversion should be based on the normal capacity of production facilities. The requirements of SFAS 151 do not have an effect on the Company's consolidated financial statements.

(vi) In December 2004, FSAB issued SFAS No. 153 ("SFAS 153"), Exchange of Monetary Assets - An Amendment to APB Opinion No. 29. This statement eliminates the exception to fair value for exchange of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This would include transactions that are not expected to result in significant changes in the cash flows of the Company. The requirements of SFAS 153 do not have an effect on the Company's consolidated financial statements.

Supplementary Financial Information

QUARTERLY DATA [1]

(In thousands of Canadian dollars, except per share amounts)

	Three months ended Dec.31	Three months ended Mar.31	Three months ended June 30	Three months ended Sept.30	Three months ended Dec.31	Total
Corporate Operating Results - Fiscal 2004 (Fifteen months ended December 31, 2004)						
Net sales	414,382	421,105	554,673	524,838	420,133	2,335,131
Operating margin (EBITDA)	65,367	56,201	93,434	75,632	363	290,997
Net earnings (loss)	3,726	9,415	35,488	24,410	(36,190)	36,849
Basic net earnings (loss) per share	$0.04	$0.10	$0.38	$0.26	($0.39)	$0.39
Diluted net earnings (loss) per share	$0.04	$0.10	$0.38	$0.26	($0.39)	$0.39
		Q1	Q2	Q3	Q4	
Corporate Operating Results - Calender 2004 (Twelve months ended December 31, 2004)						
Net sales		421,105	554,673	524,838	420,133	1,920,749
Operating margin (EBITDA)		56,201	93,434	75,632	363	225,630
Net earnings (loss)		9,415	35,488	24,410	(36,190)	33,123
Basic net earnings (loss) per share		$0.10	$0.38	$0.26	($0.39)	$0.35
Diluted net earnings (loss) per share		$0.10	$0.38	$0.26	($0.39)	$0.35
		Q1	Q2	Q3	Q4	
Corporate Operating Results - Calender 2003 (Twelve months ended December 31, 2003)						
Net sales		412,283	525,024	526,778	414,382	1,878,467
Operating margin (EBITDA)		47,618	40,299	(43,380)	65,367	109,904
Net earnings (loss)		5,521	(1,645)	(78,024)	3,726	(70,422)
Basic net earnings (loss) per share		$0.06	($0.02)	($0.84)	$0.04	($0.76)
Diluted net earnings (loss) per share		$0.06	($0.02)	($0.84)	$0.04	($0.76)
	Q1	Q2	Q3	Q4		
Corporate Operating Results - Fiscal 2003 (Twelve months ended September 30, 2003)						
Net sales	421,312	412,283	525,024	526,778		1,885,397
Operating margin (EBITDA)	67,819	47,618	40,299	(43,380)		112,356
Net earnings (loss)	15,937	5,521	(1,645)	(78,024)		(58,211)
Basic net earnings (loss) per share	$0.17	$0.06	($0.02)	($0.84)		($0.62)
Diluted net earnings (loss) per share	$0.17	$0.06	($0.02)	($0.84)		($0.62)
	Q1	Q2	Q3	Q4		
Corporate Operating Results - Fiscal 2002 (Twelve months ended September 30, 2002)[2]						
Net sales	384,220	404,744	579,330	546,936		1,915,230
Operating margin (EBITDA)	78,301	81,563	124,234	76,460		360,558
Net earnings	25,331	26,671	56,846	22,168		131,016
Basic net earnings per share	$0.28	$0.29	$0.61	$0.24		$1.42
Diluted net earnings per share	$0.27	$0.28	$0.60	$0.24		$1.40
	Q1	Q2	Q3	Q4		
Corporate Operating Results - Fiscal 2001 (Twelve months ended September 30, 2001)						
Net sales	353,648	334,043	506,949	474,396		1,669,036
Operating margin (EBITDA)	72,407	32,214	115,117	96,189		315,927
Net earnings (loss)	22,725	(5,134)	49,873	49,974		117,438
Basic net earnings (loss) per share	$0.25	($0.06)	$0.55	$0.55		$1.29
Diluted net earnings (loss) per share [3]	$0.25	($0.06)	$0.54	$0.54		$1.27
	Q1	Q2	Q3	Q4		
Corporate Operating Results - Fiscal 2000 (Twelve months ended September 30, 2000)						
Net sales	320,128	334,508	459,835	435,010		1,549,481
Operating margin (EBITDA)	74,524	76,727	119,930	107,218		378,399
Net earnings	29,737	29,405	56,768	53,207		169,117
Basic net earnings per share	$0.35	$0.34	$0.66	$0.60		$1.95
Diluted net earnings per share [3]	$0.33	$0.33	$0.64	$0.58		$1.89

(1) Quarterly information is unaudited as well as 12 months ended December 31, 2003 and 2004
(2) 2002 quarterly restated for the adoption of CICA Handbook Section 1650.
(3) 2000 quarterly and fiscal 2000 diluted net earnings per share restated for adoption of the Treasury Method of calculating diluted weighted average number of shares in 2001.

Supplementary Financial Information

TEN-YEAR SUMMARY OF STATEMENTS OF EARNINGS

For the periods ended
(in thousands of Canadian dollars, except per share amounts)

	15 mo. Dec/04	12 mo.[3] Dec/04	12 mo.[3] Dec/03	Twelve months ended September 30			
				2003	2002[2]	2001	2000
Net sales	2,335,131	1,920,749	1,878,467	1,885,397	1,915,230	1,669,036	1,549,481
Cost of sales and operating expenses	(2,044,134)	(1,695,119)	(1,768,563)	(1,773,041)	(1,554,672)	(1,353,109)	(1,179,107)
Other income	-	-	-	-	-	-	8,025
Operating margin	290,997	225,630	109,904	112,356	360,558	315,927	378,399
Operating margin percentage	12.5%	11.7%	5.9%	6.0%	18.8%	18.9%	24.4%
Amortization	(164,219)	(132,983)	(125,635)	(126,363)	(118,308)	(104,632)	(83,335)
Interest and financing charges	(50,651)	(39,329)	(48,892)	(50,712)	(52,225)	(56,546)	(46,592)
Earnings (loss) from operations	76,127	53,318	(64,623)	(64,719)	190,025	154,749	248,472
Unusual items	-	-	-	-	-	-	-
Earnings (loss) before income taxes and minority interest	76,127	53,318	(64,623)	(64,719)	190,025	154,749	248,472
Income taxes (recovery)	38,960	19,123	8,856	(4,483)	55,675	38,001	79,246
Earnings (loss) before minority interest	37,167	34,195	(73,479)	(60,236)	134,350	116,748	169,226
Minority interest	(318)	(1,072)	3,057	2,025	(3,334)	690	(109)
Net earnings (loss)	36,849	33,123	(70,422)	(58,211)	131,016	117,438	169,117
Earnings (loss) per share:							
Basic	$0.39	$0.35	($0.76)	($0.62)	$1.42	$1.29	$1.95
Diluted [1]	$0.39	$0.35	($0.76)	($0.62)	$1.40	$1.27	$1.89

(1) Fiscal 1997-2000 diluted net earnings per share restated for adoption of the Treasury Method of calculating diluted weighted
average number of shares in 2001.
(2) 2002 restated for the adoption of CICA Handbook Section 1650.
(3) 12 months ended December 31, 2003 and 2004 were unaudited.

Supplementary Financial Information

TEN-YEAR SUMMARY OF STATEMENTS OF EARNINGS
Continued

For the periods ended
(in thousands of Canadian dollars, except per share amounts)

	Twelve months ended September 30				
	1999	1998	1997	1996	1995
Net sales	1,282,004	1,050,103	848,741	675,092	535,053
Cost of sales and operating expenses	(952,902)	(799,103)	(649,313)	(522,650)	(423,444)
Other income	-	-	-	-	-
Operating margin	329,102	251,000	199,428	152,442	111,609
Operating margin percentage	25.7%	23.9%	23.5%	22.6%	20.9%
Amortization	(67,134)	(50,033)	(43,624)	(36,932)	(28,095)
Interest and financing charges	(31,377)	(17,617)	(9,155)	(8,191)	(9,895)
Earnings (loss) from operations	230,591	183,350	146,649	107,319	73,619
Unusual items	-	(2,900)	-	-	-
Earnings (loss) before income taxes and minority interest	230,591	180,450	146,649	107,319	73,619
Income taxes (recovery)	79,182	64,712	52,721	38,772	26,142
Earnings (loss) before minority interest	151,409	115,738	93,928	68,547	47,477
Minority interest	(1,440)	355	(2,265)	(1,394)	(864)
Net earnings (loss)	149,969	116,093	91,663	67,153	46,613
Earnings (loss) per share:					
Basic	$1.75	$1.38	$1.13	$0.87	$0.66
Diluted [1]	$1.68	$1.35	$1.06	$0.81	$0.59

(1) Fiscal 1997-2000 diluted net earnings per share restated for adoption of the Treasury Method of calculating diluted weighted average number of shares in 2001.
(2) 2002 restated for the adoption of CICA Handbook Section 1650.
(3) 12 months ended December 31, 2003 and 2004 were unaudited.

FURTHER DISCLOSURES

Under the New York Stock Exchange (NYSE) rules, we are required to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE's listing standards. This disclosure is available on our website. We intend to include the certifications required by the Sarbanes-Oxley Act of 2002 as exhibits to our annual report on Form 40-F to be filed with the U.S. Securities and Exchange Commission.

Supplementary Financial Information

SALES BY PRODUCT LINE

SEGMENTS				Annual Net Sales (in millions of dollars)[1]						
	15 mo.	12 mo.	12 mo.	Twelve months ended September 30						
	Dec/04	Dec/04	Dec/03	2003	2002	2001	2000	1999	1998	1997
Custom Profiles	944	760	739	732	715	529	486	412	342	327
Exterior Claddings	410	335	328	325	296	245	213	179	147	127
Home Furnishings	298	239	269	285	323	326	307	263	211	175
Outdoor Products / RBS	275	239	248	242	245	251	240	181	169	47
Pipe / Fittings / Other Construction	365	306	264	265	275	238	237	206	155	148
Eliminations	(48)	(40)	(29)	(27)	(42)	(27)	(26)	(35)	(36)	(9)
Total Products Segment	2,244	1,839	1,819	1,822	1,812	1,562	1,457	1,206	988	815
Materials	589	474	460	448	437	362	392	293	195	171
Machinery & Tooling	102	91	59	61	63	87	79	94	90	37
Services	97	77	90	91	118	205	264	153	106	72
Eliminations	(697)	(560)	(550)	(537)	(515)	(547)	(643)	(464)	(329)	(246)
Total Support Segment	91	82	59	63	103	107	92	76	62	34
CONSOLIDATED NET SALES	2,335	1,921	1,878	1,885	1,915	1,669	1,549	1,282	1,050	849

(1) Certain product line sales figures for prior years have been reclassified to reflect the current presentation of product line sales adopted in fiscal 2004.

OUTSTANDING SHARE INFORMATION
as at December 31, 2004 and September 30, 2003

	2004	2003
Multiple Voting Shares	15,935,444	15,935,444
Subordinate Voting Shares	77,420,726	77,285,173
Total shares outstanding	93,356,170	93,220,617

Total options outstanding as at December 31, 2004 are 3,067,953
(2003 – 9,107,217).

Dividend Policy: Royal's policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.

DEBT RATINGS

Rating Agency	Medium Term Notes
DBRS	BBB (low)
S&P	BBB-

TRADING DATA (STOCK SYMBOL: RYG.SV - TSX,   RYG - NYSE)

	High (TSX)	Low (TSX)	Close (TSX)	Volume (000's) TSX+NYSE
Fiscal 2004				
Fifth Quarter	13.68	8.50	12.59	36,276
Fourth Quarter	12.55	10.25	11.10	15,506
Third Quarter	16.45	11.75	12.00	14,894
Second Quarter	17.40	11.99	14.38	25,895
First Quarter	12.70	8.60	12.30	26,710
Total				119,281
Fiscal 2003				
Fourth Quarter	12.71	9.51	12.10	20,083
Third Quarter	10.69	6.60	9.63	33,877
Second Quarter	16.79	6.57	6.85	30,163
First Quarter	17.50	13.02	15.21	19,095
Total				103,218

Corporate Information

Board of Directors

James Sardo, Interim President and Chief Executive Officer, Royal Group Technologies Limited

Robert Lamoureux, Interim Chief Financial Officer and Lead Director, Royal Group Technologies Limited

Gwain Cornish, Former Senior Vice President, Royal Group Technologies Limited

Ralph Brehn, Former President, Hunter Douglas Canada Ltd.

Ronald Slaght, Lenczner Slaght, Royce Smith Griffin Barristers, Partner

Irvine Hollis, Former President of Duracell Inc., Presently Management Consultant, I. Hollis Management Consultants Inc.

Vic De Zen, Director, Former C.E.O. Royal Group Technologies Limited

Board Committees

Audit Committee:
Ronald Slaght (Chair)
Ralph Brehn
Irvine Hollis

Nomination and Governance Committee:
Irvine Hollis (Chair)
Robert Lamoureux
Ralph Brehn

Compensation Committee:
Ronald Slaght (Chair)
Irvine Hollis
Ralph Brehn

Senior Executive Management

V. James Sardo Interim President and Chief Executive Officer
Robert Lamoureux Interim Chief Financial Officer and Lead Director
Angelo Bitondo President, Custom Profiles, Outdoor Products, Royal Building Systems
Larry Meehan President, Exterior Claddings
Collin Hamilton President, Window Coverings
Stephen Kleynhans President, Royal Pipe Systems
Enzo Macri President, Housewares & Furniture
Piero Tambuchi Acting Vice President, Research and Development
Mark Badger Vice President, Marketing and Corporate Communications
Scott Bates Vice President, General Counsel and Corporate Secretary
Bryce Miller Vice President, Human Resources
Tony Di Ginosa Senior Vice President Custom Profiles Sales & Marketing

Transfer Agent and Registrar

Information regarding your shareholdings may be obtained by writing or calling the transfer agents:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7555
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: service@computershare.com

Co-Transfer Agent (USA.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700

Shareholder Inquiries

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations

Mark Badger, Vice President of Marketing and Corporate Communications
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: investorrelations@royalgrouptech.com
Web site: www.royalgrouptech.com

Annual Meeting

The annual meeting of shareholders of Royal Group Technologies Limited will be held May 25, 2005. The notice of and proxy materials were mailed to shareholders with this report.

Stock Exchange Listings

Subordinate Voting Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.
Symbol: TSX: RYG.SV
NYSE: RYG

Auditors

KPMG LLP, Chartered Accountants
Suite 3300, Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B2

Manufacturing Operations Outside of Canada & the US

Products Segment:
Argentina:
Royal Group Technologies del Sur S.A.
Talcahuano Plaza Building
Talcahuano 833, 8th Floor
C1013AAQ
Ciudad de Buenos Aires
Republica Argentina
Tel: +54-11-4314-8997
Fax:+54-11-4813-2667
Web: www.royalmercosur.com
Email: info@royalmercosur.com

Brazil:
Royal do Brasil Technologies S.A.
Av. Ceara 330 - Conj. 401
CEP 90240-510 - Porto Alegre
90240-510 Porto Alegre
Brazil
Tel: +55-51-3326-1608
Fax: +55-51-3325-5583
Web: www.royalbrasil.com.br
Email: info@royalbrasil.com.br

China:
Royal Building Systems (Shanghai) Limited
328 Rongle Dong Lu
Songjiang Industrial Zone
Songjiang, Shanghai 201613
China
Tel: +86-21-5774-3800
Fax: +86-21-5774-2340
Web:www.royalshanghai.com
Email: info@royalshanghai.com

Colombia:
Royal Andina S.A.
Carrera 14
Oficina 1001
No. 94 A-19
Bogota, Colombia
Tel: +57-5-668-7155
Fax: +57-5-668-7156
Web: www.royalandina.com
Email: info@royalandina.com

Mexico:
Royal Group Mexico S.A. de C.V.
Alamo Plateado No.1
Piso 6, Fracc., Los Alamos
Naucalpan 53230
Estado de Mexico, Mexico
Tel: +52-55-2625-1500
Fax: +52-55-5343-0580
Web: www.royalgroupmexico.com.mx
Email: atencionaclientes@royalmex.com.mx

Poland:
Royal Europa Sp. z.o.o.
ul. Royal 1
59-320 Polkowice Dolne
Poland
Tel: +48-76-847-0080
Fax: +48-76-847-0086
Web: www.royaleuropa.com
Email: info@royaleuropa.com

Middle East/Africa Branch Office:
Royal Building Technologies
P.O. Box 7989
Sharjah, U.A.E.
Tel: +971-6557-1153
Fax: +971-6557-1883
Email: mer@rbsdirect.com

Support Segment
AMUT S.P.A.
Via Cameri 16
28100 Novara, Italy
Tel: +39-0321-6641
Fax: +39-0321-474200
Email: amut@amut.it

Ariostea S.P.A.
Via Cimabue, 20
42014 - Castellarano
Reggio Emilia, Italy
Tel: +39-0536-816-811
Fax: +39-0536-816-858
Email: info@ariostea.it

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of April 12, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Designed and Produced by: Jennifer Burdon-Nolson, Royal Group Technologies., Printing: Gerrie-Young Enterprises, Limited







Royal Group
TECHNOLOGIES

www.royalgrouptech.com